Form 10-K405, Exhibit 13
period 1996-12-31
TENERE GROUP INC
filed 1997-03-31
CIK 922887

                                                                     EXHIBIT 13



                            THE TENERE GROUP, INC.
                       PROFESSIONAL LIABILITY INSURERS




               Intermed Insurance Co.    Interlex Insurance Co.


                           Insurance Services, Inc.



                                    [LOGO]






                              1996 ANNUAL REPORT

                               CORPORATE PROFILE


The Tenere Group, Inc., a publicly held insurance holding company, was organized on April 27, 1995, when the demutualization of RCA Mutual Insurance Company was completed. Policyholders of RCA Mutual on that date became shareholders of The Tenere Group, Inc. in proportion to their premiums over the previous five years.

The Tenere Group, Inc. is composed of Intermed Insurance Co. (formerly RCA Mutual Insurance Company), which markets professional liability insurance to physicians, surgeons, dentists, oral surgeons and ancillary healthcare professionals in the States of Missouri and Kansas; Interlex Insurance Co., which markets professional liability insurance to lawyers and judges in Missouri and Kansas; Insurance Services, Inc., a management company; and Trout Insurance Services, Inc., a full-line property/casualty insurance agency.

The Tenere Group, Inc. had its origin in 1976 when three physicians in Springfield, Missouri organized Risk Control Associates, Inc., an assessable mutual insurance company, to provide defense for themselves and their associates against claims of medical malpractice. In 1991, the Company was reorganized as a non-assessable mutual property and casualty insurance company, RCA Mutual Insurance Company, and, in 1995, was reorganized as a stock property and casualty insurance company known as Intermed Insurance Co. Intermed is a wholly-owned subsidiary of The Tenere Group, Inc.; Interlex Insurance Co., Insurance Services, Inc. and Trout Insurance Services, Inc. are wholly-owned subsidiaries of Intermed.



FINANCIAL HIGHLIGHTS  *

                                                 DECEMBER 31                                  CHANGE
                                                 -----------                                  ------
                                                                                      1995 TO        1994 TO
                                                                                      -------        -------
                                               1996         1995         1994          1996          1995
                                               ----         ----         ----          ----          ----
Cash and invested assets                     $46,306,000   $53,585,000  $49,185,000    -14%          +  9%
Total assets                                  62,570,000    62,614,000   61,119,000     -0-          +  2%
Total reserves, including unearned premiums   39,188,000    37,070,000   40,027,000     +6%          -  7%
Stockholders' (1995 & 1996)/Policyholders'
(1994) equity                                 21,390,000    24,537,000   19,369,000    -11%          + 27%
Net premiums written                           3,469,000     8,369,000   11,024,000    -54%          - 24%
Net premiums earned                            7,646,000    11,901,000   10,657,000    -32%          + 12%
Net investment income                          2,627,000     2,654,000    2,639,000     +2%          +  1%
Total revenues                                10,256,000    14,519,000   12,873,000    -26%          + 13%
Dividends to policyholders                      --------       617,000    1,289,000   -100%          - 52%
Net income  (loss)                            (2,934,000)    2,510,000      797,000   -202%          +215%
Net income (loss) per share                        (1.47)         1.26       N.A.     -202%           N.A.
Book value per share                               10.70         12.27       N.A.      -11%           N.A.

*  Amounts rounded to nearest thousand, except per share items.

                               PRESIDENT'S REPORT

The year ended December 31, 1996 was one in which your Company encountered a number of difficulties and a number of exciting opportunities in the marketplace. In my report, I will tell you how your Board of Directors and the management team dealt with each.

MEDICAL MALPRACTICE

- The conversion of claims-paid policyholders to claims-made coverages which commenced on September 1, 1995 was completed on August 31, 1996. During that twelve-month period, 323 claims-paid policyholders, more than 90% of the total, chose to convert to a claims-made policy form upon expiration of their claims-paid policy. I believe that this was a strong indication of the loyalty which exists among our policyholders who are now, since the demutualization, also the stockholders of Tenere. Claims-paid coverages insured against claims which were reported and paid during the period the policy was in effect. The Company's obligation to defend and pay claims ended upon expiration of the policy. Claims-paid losses were incurred at time of payment, therefore no reserves were required on open claims. However, when the Company chose to discontinue writing and renewing claims-paid policies, it became contractually liable for all open claims that had been reported during the claims-paid policy period. This resulted in the establishment of reserves of $1,592,000 at December 31, 1995 and $2,575,000, net of reinsurance, at December 31, 1996. The conversion of claims-paid policyholders to claims-made coverages is now complete and the cost is fully reflected in the accompanying financial statements.

- 1996 was the first full year in which Intermed granted claim-free discounts to policyholders. Discounts ranged from 5% for one claim-free year to a maximum of 25% for five claim-free years. Claim-free discounts granted in 1996 totaled approximately 20% of gross premiums, an indication of the high practice standards of our insureds. The claim-free discount program replaced the mutual company practice of paying dividends to policyholders. Dividends generally totaled 12% of gross premiums, so a greater amount of each premium dollar is now being returned to policyholders. The difference is that the dollars are now distributed on the basis of loss experience rather than across-the-board.

- Extreme competitive conditions in Missouri required additional discounts from manual rates in 1996. Market-driven discounts totaled approximately 10% of gross premiums. It appears that these unfavorable market conditions are continuing unabated, and, in response, Intermed will be required to continue granting discounts of this magnitude in 1997.

- In mid 1996 Intermed was recognized as a surplus lines carrier in the State of Texas and began to write professional liability insurance on physicians through a physician-sponsored purchasing group, Intermedical of Texas, Inc. In 1997, the Company will begin to write professional liability insurance on dentists through a second purchasing group, Dental Defense Specialists, Inc. Premium projections for the State of Texas in 1997 are $4,000,000.


LEGAL MALPRACTICE

- 1996 was the second full year of operations of Interlex, and the Company exceeded its sales goal of $600,000 for premiums written. The sales goal for 1997 is $1,200,000.

- The marketing staff of Interlex has been augmented by the addition of one new marketing representative in 1997, and marketing efforts will be expanded into the State of Kansas. The Company is currently seeking admission to three additional states, Arkansas, Oklahoma and Texas. It will also commence operations in the State of Illinois through a purchasing group, Lawyers' Liability Association, Inc.

FINANCIAL RESULTS

Primarily because of the conversion of claims-paid policyholders to claims-made coverages there was a net loss of $2,934,000 or $1.47 per share in 1996. The Company decided to discontinue writing claims-paid coverages effective September 1, 1995 because premium rates required for this maturing block of business were equivalent to those charged for claims-made coverages which offer superior protection for policyholders. Operations in 1996 were also impacted by indemnity and loss adjustment expense payments $3,708,000 higher than in the prior year. Management believes that 1996 was an aberration and that paid losses in 1997 will return to the level experienced in prior years. We do not believe that there has been a fundamental change in the historic profitability of the Company's block of medical malpractice business.

PLAN OF OPERATION

Management will take the following steps in 1997 to return the Company to growth and profitability:

1. Medical malpractice marketing efforts will focus on Texas and Kansas where competitive conditions are not as extreme as in Missouri.

2. A new class plan and rate manual for medical malpractice will be introduced in Missouri and Kansas which will make Intermed more competitive in those specialties in which the Company has had favorable loss experience. Management believes that this will stabilize our current blocks of business in these states and premium income is projected at $8,000,000 in 1997.

3. Legal malpractice marketing efforts will be expanded into Kansas and Illinois and Interlex will seek admission to the States of Arkansas, Oklahoma and Texas. We will continue to augment the marketing staff as the Company is admitted in additional states.

                                       /s/ RAYMOND A. CHRISTY, M.D.


                                           Raymond A. Christy, M.D.
                                           President and Chief Executive Officer

Springfield, Missouri
March 27, 1997

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION
                        PERIODS ENDED DECEMBER 31, 1996


FINANCIAL CONDITION

   ASSETS

   Total assets declined slightly in 1996, from $62,614,000 at December 31, 1995 to $62,570,000 at December 31, 1996. Investments increased from $22,404,000 at prior year end to $29,370,000 at the current year end due to the reinvestment of $13,689,000 in long-term bonds with an average yield of 7.18%. Bonds with a book value of $6,294,000 and an average yield of 4.26% were sold during the year. All bonds owned at December 31, 1996 were U.S. Treasury, U.S. Agency or high-quality state obligations. The market value of bonds exceeded amortized cost by $252,000 compared to an unrealized gain of $562,000 at the prior year end. The maturity distribution of bonds held at December 31, 1996 was $1,451,000 (5%) with a maturity of less than one year, $6,552,000 (22%) with a maturity of over one through five years and $21,115,000 (73%) with a maturity of over five years through ten years. Future purchases will be concentrated in the one through five year range.

   Cash and cash equivalents totaled $16,935,000 at December 31, 1996 compared to $31,181,000 at the prior year end. The decrease was primarily due to the net reinvestment of $7,395,000 in long-term bonds in 1996 as discussed above and a negative cash flow from operations of $6,211,000 discussed below under Liquidity and Capital Resources. Approximately $14,000,000 currently held in cash equivalents will be reinvested long-term when interest rates increase above our current target of 7.25%.

   Premiums receivable decreased from $3,720,000 at December 31, 1995 to $2,581,000 at the most recent year end due to the decline in net premiums written discussed below in Results of Operations.

   There was a significant increase in the reinsurance recoverable at December 31, 1996 from $1,162,000 at the prior year end to $7,458,000. The increase was primarily due to an additional reinsurance treaty that was effective January 1, 1996 under which $4,886,000 of losses and loss adjustment expenses were ceded. The remainder of the increase was due to losses ceded under the Company's primary excess of loss treaty, currently in its fourth year.

   Deferred income taxes at December 31, 1996 were $2,099,000 compared to $1,772,000 at the prior year end. The income tax recoverable of $1,680,000 is taxes paid in early 1996 and prior profitable years that can be recouped because of losses subsequently incurred. Other assets of $1,085,000 at December 31, 1996 consist principally of computer software of $480,000, furniture and equipment of $191,000 and Company-owned automobiles of $94,000.

   LIABILITIES

   Reserves for losses and loss adjustment expenses increased from $26,623,000 at December 31, 1995 to $32,887,000 at December 31, 1996, an increase of $6,264,000 or 24%. Of the increase, $6,172,000 was attributable to reserves established for reported claims on policyholders who converted from claims-paid to claims-made coverages during 1996. Claims-paid losses are incurred at the time of payment so no reserves are required on open claims. However, when the Company ceased renewing claims-paid policies effective September 1, 1995, it was required to establish reserves for all open, reported claims at the time of non-renewal.

   The unearned premium reserve (UPR) declined from $10,447,000 at the prior year end to $6,300,000 at December 31, 1996. There was a decrease of $3,140,000 in the death, disability and retirement component (DD&R) of the UPR due to the conversion of 267 claims-paid policyholders to claims-made coverages

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   during 1996. The remainder of the decline was attributable to the lower level of premiums written in 1996, discussed below in Results of Operations.

   Total liabilities increased from $38,077,000 at December 31, 1995 to $41,180,000 at the current year end due primarily to the increase in reserves discussed above.

   STOCKHOLDERS' EQUITY

   Stockholders' equity declined from $24,537,000 at December 31, 1995 to $21,390,000 at the current year end, a decline of $3,147,000. The decline was attributable to the net loss of $2,934,000 discussed below in Results of Operations and a $213,000 decrease in the net unrealized gain on bonds at December 31, 1996 compared to prior year end.

RESULTS OF OPERATIONS

   Direct premiums written were $12,368,000 in 1994, $9,874,000 in 1995 and $8,124,000 in 1996. The decline of $2,494,000 from 1994 to 1995 was due to a net loss of 96 insureds for Intermed, primarily due to individual practices being purchased by larger groups or self-insured hospitals and to the implementation of a claims-free discount program effective September 1, 1995. The decline of $1,750,000 from 1995 to 1996 was due to the full year impact of the claims-free discount program and to other market-driven discounts necessitated by competitive conditions in the medical malpractice market in Missouri. In 1996, claims-free discounts approximated 20% of gross premiums and market-driven discounts approximated another 10%. The claims-free discount program will be continued in 1997 and it will be necessary to continue granting market-driven discounts at the same level experienced in 1996. Because of extreme competitive conditions in Missouri, the Company will concentrate its marketing efforts for medical malpractice insurance in Kansas and Texas in 1997. Intermed was recognized as a surplus lines carrier in Texas in 1996 and writes medical malpractice insurance on physicians through a physician-sponsored purchasing group, Intermedical of Texas, Inc. In 1997 the Company will commence writing professional liability insurance on dentists in Texas through a second purchasing group, Dental Defense Specialists, Inc.

   Interlex increased its number of insureds from 196 to 428 in 1996 and plans to add another 400 insureds in 1997. While there will be some expansion into Kansas during the year, the Company will concentrate its marketing efforts in Missouri.

   Premiums ceded to reinsurers increased from $1,344,000 in 1994 to $1,505,000 in 1995 to $4,655,000 in 1996. The significant increase of $3,150,000 in 1996 was due to:

   1. A new accident year aggregate excess of loss reinsurance treaty effective January 1, 1996 under which premiums of $2,050,000 were ceded. This treaty covered losses incurred in calendar year 1996 in excess of $4,176,000 on claims-paid policies and losses incurred in 1996 on occurrence and claims-made coverages in excess of 75% of premiums earned on those coverages.

   2. Losses ceded to a reinsurer under the Company's experience rated primary excess of loss treaty resulted in $1,702,000 of ceded premiums.

   As a result of the significant increase in premiums ceded to reinsurers, net premiums written in 1996 were $3,469,000 compared to $8,369,000 in 1995 and $11,024,000 in 1994.

   There was an increase of $367,000 in the unearned premium reserve (UPR) in 1994 due to the increase in premiums written that year. The UPR decreased $3,532,000 in 1995 and $4,178,000 in 1996. The primary reason for the large decreases in 1995 and 1996 was the conversion of claims-paid policyholders to claims-made coverages over the twelve-month period beginning September 1, 1995 and ending August 31, 1996. The death, disability and retirement (DD&R) component of the UPR required for claims-made coverages is substantially less than that required for claims-paid coverages, hence the large releases in 1995 and 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


   Net investment income was $2,627,000 in 1996 compared to $2,654,000 in 1995 and $2,639,000 in 1994.

   Total revenues increased from $12,873,000 in 1994 to $14,519,000 in 1995 and decreased to $10,256,000 in 1996. The reasons for these fluctuations have been discussed above.

   Sales and marketing expenses increased from $857,000 in 1994 to $955,000 in 1995 and $1,758,000 in 1996. The increase in 1995 was due to expansion of the Home Office marketing staff. The significant increase in 1996 was due to continued expansion of the Home Office marketing staff and to start-up costs for a new sales office in Austin, Texas. As discussed above, Intermed was recognized by Texas as an authorized surplus lines carrier in 1996 and the Company opened a sales office staffed by employees of Insurance Services, Inc.

   Losses and loss adjustment expenses (LAE) declined from $8,197,000 in 1994 to $7,676,000 in 1995. The loss ratios were 77% in 1994 and 65% in 1995.
   Calendar year 1995 benefited from a net release of $1,935,000 in loss reserves related to prior accident years. Losses and LAE in 1996 totaled $11,226,000, producing a calendar year loss ratio of 140%. The reasons for the unfavorable loss experience in 1996 were:

   1. Medical malpractice indemnity and LAE payments totaled $10,768,000 in 1996 compared with $7,060,000 in the prior year, an increase of $3,708,000. Management believes that this significant increase was an aberration and that paid losses in 1997 will return to the level experienced in prior years. There is no reason to believe that there has been a fundamental change in the historic profitability of the Company's block of medical malpractice business. Because individual indemnity payments in 1996 on prior year claims exceeded the reserves established for those claims, there was a charge against current year operations of $1,446,000.

   2. As discussed above in the comments related to Liabilities, it was necessary to establish reserves of $2,527,000, net of reinsurance, for reported claims on claims-paid policies that converted to claims-made coverages during 1996.

   Primarily because of the factors discussed above, there was a net loss before income taxes of $4,499,000 in 1996 compared with net income before taxes of $3,833,000 in 1995 and $899,000 in 1994.

   There was an income tax expense of $102,000 in 1994 and $1,323,000 in 1995 due to profitable operations in those years. There was an income tax benefit of $1,564,000 in 1996 due to the net loss incurred.

   Net income in 1994 was $797,000, increasing to $2,510,000 in 1995. There was a net loss of $2,934,000 in 1996.

LIQUIDITY AND CAPITAL RESOURCES

   Due to the continued restructuring of the bond portfolio and to a negative cash flow from operations of $6,211,000, cash and cash equivalents totaled $16,935,000 at December 31, 1996 compared to $31,181,000 at the prior year. At December 31, 1996, approximately $14,000,000 invested short-term will be re-invested in long-term bonds when interest rates improve above the current level.

   Normal operations are financed by premium and investment income. To provide a margin of safety against unexpected cash calls, the maturity distribution of the bond portfolio is carefully monitored to preclude forced liquidations which could result in realized losses.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL

   In June 1995, the Company received a B+ (very good) rating from A.M. Best Company, the premier rating agency of insurance companies. Best ratings are divided into two groups, "Secure" and "Vulnerable" and the B+ rating is classified as "Secure".

   In 1996, A.M. Best increased the Company's rating from B+ to B++.











                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
The Tenere Group, Inc.:



We have audited the accompanying consolidated balance sheets of The Tenere Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and stockholders'/policyholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Tenere Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                /s/ KPMG PEAT MARWICK LLP


Houston, Texas
March 27, 1997

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1996 and 1995

                                                          1996           1995
                                                          ----           ----
                   ASSETS
Investments:
  Bonds held to maturity, at amortized cost
    (market - $1,854,359 in 1995)                     $    --          1,867,111
  Bonds held available for sale, at market value
    (amortized cost - $29,117,835 in 1996;
    $19,961,424 in 1995)                               29,370,067     20,536,518
  Common stock                                                340            340
                                                      -----------     ----------
        Total investments                              29,370,407     22,403,969

Other assets:
  Cash and cash equivalents, including interest-
    bearing deposits of $14,889,744 in 1996 and
    $29,614,311 in 1995                                16,935,122     31,180,925
  Premiums receivable                                   2,580,691      3,720,202
  Reinsurance recoverable                               7,458,298      1,162,495
  Prepaid reinsurance premiums                            750,000      1,175,252
  Accrued investment income                               527,139        567,306
  Deferred policy acquisition costs                        84,550        140,450
  Deferred income taxes                                 2,098,792      1,772,314
  Income taxes recoverable                              1,680,190         --
  Other                                                 1,084,992        491,101
                                                      -----------     ----------
        Total other assets                             33,199,774     40,210,045
                                                      -----------     ----------
                                                      $62,570,181     62,614,014
                                                      ===========     ==========

      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Reserves for losses and loss adjustment expenses    $32,887,407     26,623,138
  Unearned premium reserve                              6,300,111     10,447,006
  Reinsurance premium payable                           1,256,381        137,878
  Income taxes payable                                     --            214,444
  Other                                                   736,579        654,270
                                                      -----------     ----------
        Total liabilities                              41,180,478     38,076,736

Stockholders' equity:
  Common stock, $.01 par value; 7,000,000 shares
    authorized; 1,999,774 shares issued and
    outstanding                                            19,998         19,998
  Contributed capital                                  21,940,828     21,940,828
  Retained earnings (accumulated deficit)                (571,123)     2,576,452
  Commitments and contingencies (see note 9)
                                                      -----------     ----------
        Total stockholders' equity                     21,389,703     24,537,278
                                                      -----------     ----------
                                                      $62,570,181     62,614,014
                                                      ===========     ==========

See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                            1996          1995          1994
                                            ----          ----          ----
REVENUES:
  Direct premiums written               $ 8,124,319     9,874,270    12,367,991
  Premiums ceded to reinsurers            4,655,382     1,505,427     1,343,902
                                        -----------    ----------    ----------
        Net premiums written              3,468,937     8,368,843    11,024,089
  (Increase) decrease in unearned
    premium reserve                       4,177,545     3,532,480      (367,216)
                                        -----------    ----------    ----------
        Net premiums earned               7,646,482    11,901,323    10,656,873

  Net investment income                   2,626,983     2,654,037     2,639,266
  Net realized investment losses            (17,135)      (36,263)     (423,264)
                                        -----------    ----------    ----------
        Total revenues                   10,256,330    14,519,097    12,872,875

LOSSES AND EXPENSES:
  Sales and marketing expenses            1,758,312       955,021       857,422
  Other underwriting expenses             1,784,324     1,437,718     1,631,124
  Losses and loss adjustment expenses    11,226,461     7,676,488     8,196,665
  Dividends to policyholders                (13,921)      616,948     1,288,641
                                        -----------    ----------    ----------
        Total losses and expenses        14,755,176    10,686,175    11,973,852
                                        -----------    ----------    ----------
        Income before income taxes       (4,498,846)    3,832,922       899,023
  Income tax (benefit) expense           (1,564,360)    1,323,066       101,997
                                        -----------    ----------    ----------
        Net income (loss)               $(2,934,486)    2,509,856       797,026
                                        -----------    ----------    ----------
        Net income (loss) per share          $(1.47)         1.26        N/A
                                        ===========    ==========    ==========

See notes to consolidated financial statements

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS'/POLICYHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                          RETAINED
                                                          EARNINGS/
                                COMMON    CONTRIBUTED   (ACCUMULATED    POLICYHOLDERS'
                                STOCK       CAPITAL       DEFICIT)          EQUITY         TOTAL
                                -------   -----------   ------------    --------------  ----------
Balance at December 31, 1993    $    --            --           --        20,844,790    20,844,790
Change in unrealized
  investment gains (losses)          --            --           --        (2,273,260)   (2,273,260)
Net income                           --            --           --           797,026       797,026
                                -------    ----------   ----------       -----------    ----------
Balance at December 31, 1994         --            --           --        19,368,556    19,368,556
Demutualization (note 1)        $19,998    21,940,828   (2,592,270)      (19,368,556)           --
Change in unrealized
  investment gains (losses)          --            --    2,658,866                --     2,658,866
Net income                           --            --    2,509,856                --     2,509,856
                                -------    ----------   ----------       -----------    ----------
Balance at December 31, 1995     19,998    21,940,828    2,576,452                --    24,537,278
Change in unrealized
  investment gains (losses)          --            --     (213,089)               --      (213,089)
Net income                           --            --   (2,934,486)               --    (2,934,486)
                                -------    ----------   ----------       -----------    ----------
Balance at December 31, 1996    $19,998    21,940,828     (571,123)               --    21,389,703
                                =======    ==========   ==========       ===========    ==========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                     1996           1995          1994
                                                     ----           ----          ----
Net income (loss)                                $ (2,934,486)    2,509,856       797,026
Adjustments to reconcile net income
  (loss) to net cash from operating
  activities:
    Net realized investment losses                     17,135        36,263       423,264
    Depreciation and amortization expense             187,418       160,634       127,288
    Equity in loss of real estate partnership              --            --         2,225
    Net change in deferred acquisition costs           55,900       147,172       (26,167)
    Deferred income tax expense (benefit)            (216,705)      487,427      (324,346)
    Net amortization of discount on bonds             105,218       516,508       759,368
    Change in deferred tax valuation allowance             --            --         6,028
    Change in operating assets and liabilities:
      Premiums receivable                           1,139,511       423,063    (1,065,577)
      Reinsurance balances                         (4,752,048)   (1,308,346)     (717,802)
      Accrued investment income                        40,167       795,427      (429,753)
      Income taxes recoverable                     (1,894,634)      650,715       743,241
      Other assets                                   (158,515)        1,208       (24,620)
      Reserve for losses and loss adjustment
        expenses                                    6,244,114       245,816       824,064
      Unearned premium reserve                     (4,146,895)   (3,299,570)      367,216
      Policyholder dividends payable                 (152,042)     (277,596)       96,918
      Other liabilities                               254,507        86,240      (177,081)
                                                 ------------    ----------   -----------
        Net cash provided by (used in)
          operating activities                     (6,211,355)    1,174,817     1,381,292
                                                 ------------    ----------   -----------

Cash flows from investing activities:
  Maturity of bonds held to maturity or
    available for sale                              1,700,000     1,360,000            --
  Sale of bonds held to maturity                    1,826,094            --            --
  Sale of bonds available for sale                  2,750,826    27,246,304    24,697,159
  Purchase of bonds held to maturity or
    available for sale                            (13,688,573)           --   (25,576,587)
  Purchase of furniture and equipment                (622,795)     (250,255)     (270,167)
                                                 ------------    ----------   -----------
    Net cash provided by (used in)
      investing activities                         (8,034,448)   28,356,049    (1,149,595)
                                                 ------------    ----------   -----------
  Net increase (decrease) in cash and
    cash equivalents                              (14,245,803)   29,530,866       231,697

    Cash and cash equivalents at beginning
      of period                                    31,180,925     1,650,059     1,418,362
                                                 ------------    ----------   -----------
    Cash and cash equivalents at end of period   $ 16,935,122    31,180,925     1,650,059
                                                 ============    ==========   ===========

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      This summary of significant accounting policies of The Tenere Group, Inc. (Tenere, the Company) and its wholly-owned subsidiaries, Intermed Insurance Company (Intermed), Interlex Insurance Company (Interlex) and Insurance Services, Inc. (ISI), is presented to assist in understanding the Company's financial statements. The financial statements herein represent the operations of Intermed and its subsidiaries, Interlex and ISI. Tenere, the holding company, currently has no operations other than ownership of Intermed.

      The consolidated financial statements and notes thereto are representations of the Company's management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared on the basis of generally accepted accounting principles which differ from the statutory basis of accounting followed in reporting to insurance regulatory authorities. All significant intercompany transactions and accounts have been eliminated in consolidation.

      DESCRIPTION OF COMPANY

      Effective April 27, 1995, RCA Mutual Insurance Company (RCA), a non-assessable mutual property and casualty insurance company, completed the demutualization process begun in 1993 and became a stock property and casualty insurance company. The Company's name was changed from RCA Mutual Insurance Company to Intermed Insurance Company. Also effective April 27, 1995, Intermed became a wholly-owned subsidiary of The Tenere Group, Inc., an insurance holding company organized under the laws of the State of Missouri, and the policyholders of RCA became the stockholders of Tenere. This transaction was accounted for using policyholders' equity as of April 1, 1995. Issued in exchange for $21,960,826 of membership interests were 1,999,774 shares of Tenere Group stock which approximated one share of $.01 par value Tenere Group stock for every $10.98 of policyholder surplus attributable to the policyholder.

      Intermed writes medical and dental professional liability insurance on occurrence and claims-made bases in the States of Missouri and Kansas. Prior to September 1, 1995, the Company also wrote coverages on a claims-paid basis in the State of Missouri. Effective August 1, 1996 Intermed was recognized as a surplus lines carrier in the State of Texas and began writing professional liability insurance on physicians through a physician-sponsored purchasing group, Intermedical of Texas, Inc. In 1997, the Company will begin to write professional liability insurance on dentists in Texas through a second physician-sponsored purchasing group, Dental Defense Specialists, Inc. Coverages in Texas are written on both occurrence and claims-made policy forms. Interlex writes legal professional liability insurance on a claims-made basis in the States of Missouri and Kansas. Since operations are currently conducted in only three states, they are subject to changes in the legal and economic climates of those states.

      Estimates of losses and loss adjustment expenses on occurrence coverages are charged to income as claims are incurred. Estimates of losses and loss adjustment expenses on claims-made coverages are charged to income as claims are reported. Claims-paid coverages insured against claims which were reported and paid during the period the policy was in effect. The Company's obligation to defend and pay claims ended upon expiration of a claims-paid policy. Claims-paid losses were incurred at the time of payment so no reserves were required on open claims. However, when the Company discontinued writing or renewing claims-paid policies effective September 1, 1995, it became liable for all open claims that had been reported during the claims-paid policy period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      CASH AND CASH EQUIVALENTS

      Excess cash is invested on a short-term basis in an interest-bearing money market fund and under an interest-bearing repurchase agreement. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

      INVESTMENTS

      Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). Statement 115 required a change in accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. In general this statement requires that securities must be classified in three categories, with the accounting and reporting as follows:

            Held-to-maturity securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost.

            Trading securities - Securities bought with the purpose of selling them in the near term are classified as trading securities. Securities in this category are reported at fair market value, with unrealized gains and losses included in earnings.

            Available-for-sale securities - Securities which are not classified in one of the other categories are held as available-for-sale and are reported at fair market value. Unrealized gains and losses for this category are excluded from earnings and are reported as a separate component of stockholders' equity, net of income tax.

      The adoption of Statement 115 had no effect on the net income of the Company. Gains and losses from the sale of investments are calculated using the specific identification method.

      PREMIUMS RECEIVABLE

      Premiums receivable represent unpaid premium balances due directly from the insured and are secured by the related unearned premiums. The Company cancels all policies with receivable balances outstanding more than 90 days.

      PREMIUMS

      Premium income is recognized on a pro rata basis over the terms of the respective policy contracts. The unearned premium reserve represents the portion of premiums written which are applicable to the unexpired terms of policies in force. In addition, the unearned premium reserve includes the liability for death, disability and retirement waiver benefit (see note 5).

      POLICY ACQUISITION COSTS

      Policy acquistion costs, consisiting primarily of commissions, are deferred and amortized in proportion to the premium revenue recognized.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      Reserves for losses and loss adjustment expenses are estimated based on the Company's historical loss and loss adjustment expense experience supplemented by insurance industry loss data. The reserves are reported on a present value basis discounted at the rate of 3% in 1996 and 4% in 1995. At the direction of the Missouri Department of Insurance, the
      discount will be eliminated ratably over the five year   period ending
      December 31, 1998.

      The reserve for losses and loss adjustment expenses is based on long-range projections subject to uncertainty. Uncertainty regarding reserves of a given accident year are gradually reduced as new information emerges each succeeding year, allowing more reliable re-evaluations of such reserves. While management believes the reserve for losses and loss adjustment expenses at December 31, 1996 makes a good and reasonable provision for claim liabilities, uncertainties inherent in the reserving process could cause such reserves to develop favorably or unfavorably. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Changes in reserves which are small relative to the total amount of such reserves could significantly impact future reported income.


      FEDERAL INCOME TAXES

      The Company and its subsidiaries file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

      ESTIMATES AND ASSUMPTIONS

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The reserves for losses and loss adjustment expenses represent the most significant estimate in the accompanying financial statements.


(2)  INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

      The amortized cost and estimated market values of investments in bonds as of December 31, 1996 and December 31, 1995 are presented below. The estimated market values presented in this footnote were determined using quoted market prices, where available, or independent pricing services.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





                                                     Gross           Gross
                                      Amortized    unrealized     unrealized           Market
Type of Investment                      cost         gains          losses             value
------------------                   ------------  ----------     -----------        ----------
December 31, 1996
Available-for-sale:
  United States government,
    government agencies and
    authorities                     $27,246,527      364,640         (136,238)        27,474,929
  States, municipalities and
    political subdivisions            1,871,308       23,830          -------          1,895,138
                                    -----------    ---------        ---------         ----------
      Total available-for-sale      $29,117,835      388,470         (136,238)        29,370,067
                                    ===========    =========        =========         ==========
December 31, 1995
Held-to-maturity:
  United States government,
    government agencies and
    authorities                     $ 1,867,111       ------          (12,752)         1,854,359
Available-for-sale:
  United States government,
    government agencies and
    authorities                      17,960,592      579,886          -------         18,540,478
  States, municipalities and
    political subdivisions            2,000,832       ------           (4,792)         1,996,040
                                    -----------    ---------        ---------         ----------
        Total available-for-sale     19,961,424      579,886           (4,792)        20,536,518
                                    -----------    ---------        ---------         ----------
        Total fixed maturities      $21,828,535      579,886          (17,544)        22,390,877
                                    ===========    =========        =========         ==========

      The amortized cost and market value of investments in fixed maturities at December 31, 1996 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                           Available-for-sale

                          Amortized     Market
                            cost        value
                         -----------  ----------
Due in one year or less  $ 1,450,700   1,457,482
Due after one year
through five years         6,552,441   6,572,525
Due after five years
through ten years         21,114,694  21,340,060
                         -----------  ----------
                         $29,117,835  29,370,067
                         ===========  ==========

      Proceeds from sales of available-for sale securities were $2,750,826 in 1996, $28,606,304 in 1995, and $24,697,159 in 1994. Gross gains and losses on those sales were: $2,120 and $9,130 in 1996; $383,816 and $420,079 in 1995; and $66,015 and $489,279 in 1994, respectively.

      In 1996, the Company continued the restructuring of its investment portfolio which resulted in the sale of low-yielding bonds on deposit with the State of Missouri which were classified held to maturity. Proceeds from sales of held to maturity securities were $1,826,094 and realized losses were $10,125.

      Net investment income for the years ended December 31, 1996, 1995 and 1994 is comprised of the following:


                                            1996         1995        1994
                                            ----         ----        ----
Investment income:
       Interest on cash equivalents
           and repurchase agreements     $1,115,565     616,621      48,735
       Interest on federal
           income tax refund                  -----       -----     103,484
       Interest on bonds                  1,695,754   2,217,427   2,610,672
                                         ----------   ---------   ---------
           Gross investment income        2,811,319   2,834,048   2,762,891
           Investment expenses             (184,336)   (180,011)   (123,625)
                                         ----------   ---------   ---------
           Net investment income         $2,626,983   2,654,037   2,639,266
                                         ==========   =========   =========

      Bonds with an amortized cost $1,790,138 at December 31, 1996 and $1,867,111 at December 31, 1995 were on deposit with the Department of Insurance of the State of Missouri. The amortized cost of these bonds and the interest income thereon are included in the above amounts.

      The net changes in unrealized investment gains are as follows:


                                          December 31,  December 31,  December 31,
                                              1996          1995          1994
                                              ----          ----          ----
Net unrealized investment gains (losses)    ($322,862)    4,028,585    (3,444,336)
Federal income (taxes) benefit                109,773    (1,369,719)    1,171,076
                                          -----------   -----------   -----------
                                            ($213,089)    2,658,866    (2,273,260)
                                          ===========   ===========   ===========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The carrying values of cash and cash equivalents, premiums receivable and other liabilities approximate their fair values at December 31, 1996 and 1995.

(3)  RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      A summary of the reserves for losses and loss adjustment expenses follows:


                                           December 31,  December 31,
                                               1996          1995
                                           ------------  ------------
Undiscounted reserves for losses and loss
        adjustment expenses                $35,051,777    29,555,760
Less discount (see note 1)                  (2,164,370)   (2,932,622)
                                           -----------    ----------
Discounted reserves for losses and loss
        adjustment expenses                $32,887,407    26,623,138
                                           ===========    ==========

      Following is the activity in the reserves for losses and loss adjustment expenses:


                                                 1996         1995         1994
                                                 ----         ----         ----
Balance at January 1                         $26,623,138   26,279,977   25,553,413
Less reinsurance recoverable on unpaid loss
        and loss adjustment expenses          (1,162,495)    (584,913)    (248,721)
                                             -----------   ----------   ----------
                                              25,460,643   25,695,064   25,304,692
                                             -----------   ----------   ----------
Incurred related to:
        Current year                           9,812,694    9,612,075    8,638,000
        Prior year                             1,413,767   (1,935,587)    (441,335)
                                             -----------   ----------   ----------
          Total incurred                      11,226,461    7,676,488    8,196,665
                                             -----------   ----------   ----------
Paid related to:
        Current year                           2,499,788    3,190,397    3,045,000
        Prior year                             8,399,372    4,720,512    4,761,293
                                             -----------   ----------   ----------
          Total paid                          10,899,160    7,910,909    7,806,293
                                             -----------   ----------   ----------
                                              25,787,944   25,460,643   25,695,064
Plus reinsurance recoverable on unpaid loss
        and loss adjustment expenses           7,099,463    1,162,495      584,913
                                             -----------   ----------   ----------
Balance at December 31:                      $32,887,407   26,623,138   26,279,977
                                             ===========   ==========   ==========

      The reserves for losses and loss adjustment expenses are estimated based on development information available at each reporting date. As a result of the nature of the risks underwritten, claims development may occur over an extended period of time. The changes in the incurred amounts disclosed above related to prior years are the result of utilizing improved claim development information as that information becomes available. In particular, the $1,413,767 increase in prior year incurred amounts for 1996 reflect adverse development on several large claims which were settled in 1996.

(4)   REINSURANCE

      As is customary in the insurance industry, the Company reinsures portions of certain insurance policies it writes, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently at risk with respect to any reinsurance ceded and would incur an additional loss if an assuming company were unable to meet its obligation under the reinsurance treaty.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company believes that the failure of any single reinsuring syndicate or company to meet its obligations would not have a significant effect on the Company's financial position. Amounts recoverable from one reinsurer at December 31, 1996 represent 69% of total reserves for losses and loss adjustment expenses ceded.

      Premiums and premium related reinsurance amounts for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:


                                                   1996       1995       1994
                                                ----------  ---------  ---------
Ceded premiums                                  $4,655,382  1,505,427  1,343,902
                                                ==========  =========  =========
Ceded losses and loss adjustment expenses       $6,560,538    577,582    336,192
                                                ==========  =========  =========

      At December 31, 1996, the Company recorded reinsurance recoverable on unpaid loss and loss adjustment expenses of $7,099,463, reinsurance recoverable on paid loss adjustment expenses of $98,438 and reinsurance premium recoverable of $260,397. At December 31, 1995, the Company recorded reinsurance recoverable on unpaid loss and loss adjustment expenses of $1,162,495.

(5)   UNEARNED PREMIUMS

      The Company reserves for future utilization of the death, disability and retirement waiver benefit on a full funding basis. This reserve was estimated to be $1,628,000 at December 31, 1996 and $4,776,000 at December 31, 1995, and is reflected in the unearned premium reserve.

(6)   STOCKHOLDERS' EQUITY

      The NAIC requires a risk-based capital (RBC) calculation as part of the information to be filed with the annual statutory statement. This risk-based capital calculation and analysis is an attempt to measure the theoretical capital and surplus needs of a company compared with its adjusted capital and surplus. The capital and surplus of Intermed and Interlex substantially exceeds the NAIC's RBC requirements for Property and Casualty companies at the end of 1996 and 1995.

      In 1996 the shareholders of the Company adopted the 1996 Long Term Incentive Plan. The Plan is to encourage certain employees, officers and directors of the Company and its subsidiaries to acquire Common Stock of the Company or to receive monetary payments based on the value of such stock or based upon achieving certain goals on a basis mutually advantageous to such employees and the Company. The authorized number of shares of Common Stock reserved for issuance under the Plan is 350,000. The options and stock appreciation rights are generally granted at a price not less than 100% of the fair market value at the date of grant. No awards were made in 1996.

      On February 28, 1997, subsequent to year end, the compensation committee of the board of directors granted options to purchase 182,052 shares of stock to certain officers of the Company and non employee directors. The exercise price is $5.45 per share and the options become fully exerciseable on July 31, 1997.

      Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the subsidiaries' state of domicile. The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Missouri to stockholders without prior approval of the Insurance Director is limited to the lesser of (a) 10% of the Company's statutory capital and surplus as of December 31 of the preceding year or (b) net investment income for the twelve-month period ending December 31 of the preceding year. At December 31, 1996 and 1995, statutory capital and surplus of In-

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      termed was $18,401,550 and $19,728,912 respectively. For the years ended December 31, 1996 and 1995, net investment income of Intermed was $2,264,106 and $2,354,522, respectively. The maximum dividend which can be paid in 1996 by Intermed without the prior approval of the Missouri Insurance Director is, therefore, $1,840,155.

(7)   FEDERAL INCOME TAXES

      The Company files a consolidated federal income tax return. Income tax expense varies from the amount which would be provided by applying the federal income tax rates to income before income taxes. The following reconciles the expected provision for income tax expense using the federal statutory tax rate of 34% to the provision for income tax expense reported herein for the years ended December 31, 1996, 1995 and 1994:


                                          1996         1995       1994
                                          ----         ----       ----
Expected tax (benefit) expense using
statutory rates                        ($1,529,607)  1,303,787   305,667
Other, net                                 (34,753)     19,279  (203,670)
                                       -----------   ---------  --------
                                       ($1,564,360)  1,323,066   101,997
                                       ===========   =========  ========

Income taxes consist of the following at December 31:


                                   1996        1995       1994
                                   ----        ----       ----
Current  (benefit) expense     ($1,347,655)    835,639   420,315
Deferred (benefit) expense        (216,705)    487,427  (324,346)
Change in valuation allowance        -----       -----     6,028
                               -----------   ---------  --------
Income taxes                   ($1,564,360)  1,323,066   101,997
                               ===========   =========  ========

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial ac counting and tax purposes in different periods. The sources of these differences and the tax effect of each are as follows:


                                             1996       1995      1994
                                         ----------  --------  ---------
Losses and loss adjustment expenses
        incurred for financial reporting
        purposes but not deductible for
        tax purposes                     ($348,223)    70,676  (153,537)
Unearned premiums not deductible for
        tax purposes                       284,074    240,209   (13,954)
Deferred compensation                      (88,400)     -----     -----
NOL Carryforward                           (86,660)     -----     -----
Other, net                                  22,504    176,542  (156,855)
                                         ---------   --------  --------
                                         ($216,705)   487,427  (324,346)
                                         =========   ========  ========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and December 31, 1995 are presented below:


                                                     1996         1995
                                                     ----         ----
Deferred tax assets:
   Discounted unpaid loss reserves                $1,853,219   1,504,996
   Discounted unearned premium reserves              410,485     694,558
   Deferred compensation payable                      88,400       -----
   Deferred commissions payable                       26,916      26,747
   Net operating loss carryforward                   246,571     201,592
                                                  ----------   ---------
          Total gross deferred tax assets          2,625,591   2,427,893
          Less valuation allowance                  (400,000)   (400,000)
                                                  ----------   ---------
          Net deferred tax assets                 $2,225,591   2,027,893
Deferred tax liabilities:
   Investments adjusted to market value              (85,758)   (195,532)
   Deferred acquisition costs                        (28,747)    (47,753)
   Other                                             (12,294)    (12,294)
                                                  ----------   ---------
          Total gross deferred liabilities          (126,799)   (255,579)
                                                  ----------   ---------
          Net deferred tax asset                  $2,098,792   1,772,314
                                                  ==========   =========

      The valuation allowance for deferred tax assets at December 31, 1996 and 1995 was $400,000. Based on the Company's historical earnings, future expectations of adjusted taxable income, its ability to change its investment strategy, as well as reversing gross deferred tax liabilities, management believes it is more likely than not that the Company will fully realize the gross deferred tax assets less the valuation allowance. However, there can be no assurances that the Company will generate the necessary adjusted taxable income in any future period.

      Cash payments for Federal income taxes were $546,983, $184,925 and $322,926 in 1996, 1995 and 1994, respectively.

(8)   EMPLOYEE BENEFIT PLANS

      The Company sponsors a defined contribution pension plan that covers substantially all employees. Contributions to the plan are discretionary, but may not exceed 15% of the participant's annual compensation. Pension expense was approximately $178,068, $141,325 and $106,000 in 1996, 1995 and 1994, respectively.

(9)   COMMITMENTS AND CONTINGENCIES

      The Company has non-cancellable operating leases for office space which expire in June 2000. Future minimum lease payments are $106,000 in 1997, $107,000 in 1998, $88,000 in 1999, $78,000 in 2000 and $89,000 in 2001.

      The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on its financial condition or results of operations.

      The Company has entered into three year employment agreements with five executives and one key employee which include severance provisions granting the executives the right to receive certain benefits, including among others, their annual base salary and bonus if terminated. (As defined in the respective agreements) within the term of the agreements. As of December 31, 1996, the maximum contingent liability under the severance provisions of the agreements was approximately $2,200,000.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The agreements also contain a provision whereby the executives, in the event of termination due to a change in control, would receive severance payments in an amount 2.99 times their then current base salaries.

      The Company provides a retirement plan for the chief executive (executive) of the Company. The agreement entitles the executive or the estate of the executive to receive an $80,000 annual annuity for ten years upon retirement and after attainment by the executive of 70 years of age. The Company accrued $260,000 in 1996 and will accrue the remaining amount, approximately $300,000, in 1997.

(10)  RECONCILIATION TO STATUTORY ACCOUNTING

      Intermed and Interlex are required to file statutory financial statements with state regulatory authorities. Accounting principles used to prepare the statutory financial statements differ from financial state ments prepared on the basis of generally accepted accounting principles.

      Reconciliations of statutory net income, as determined using statutory accounting principles, to the amounts included in the accompanying consolidated financial statements for the years ended December 31, 1996, 1995 and 1994 are as follows:


                                                  1996         1995       1994
                                              ------------  ----------  --------
Statutory net income (loss) of insurance      ($2,737,211)  2,968,644    420,581
Net income of non-insurance subsidiaries          (98,080)      -----      -----
                                              -----------   ---------   --------
Combined statutory net income                 ($2,835,291)  2,968,644    420,581
Increase (decrease):
        Deferred policy acquisition costs         (55,900)   (147,172)    26,167
        Deferred income taxes                     216,705    (487,427)   324,346
        Deferred compensation                    (260,000)      -----      -----
        Other adjustments, net                      -----     175,811     25,932
                                              -----------   ---------   --------
Net income (loss) as reported herein          ($2,934,486)  2,509,856    797,026
                                              ===========   =========   ========

      Reconciliations of statutory capital and surplus, as determined using statutory accounting principles, to stockholders' equity included in the accompanying consolidated financial statements at December 31, 1996 and 1995 are as follows:

                                                                             1996         1995
                                                                         -----------  -----------
Statutory capital and surplus of insurance companies                     $24,305,304   25,558,424
Stockholder's equity in non-insurance subsidiary                             196,652          500
                                                                         -----------   ----------
Combined capital and surplus                                             $24,501,956   25,558,924
Increase (decrease):
        Deferred policy acquisition costs                                     84,550      140,450
        Deferred income taxes                                              2,098,792    1,772,314
        Net unrealized gain (loss) on securities available for sale          166,473      575,094
        Deferred compensation                                               (260,000)       -----
        Excess statutory reserve over statement reserve                        -----    1,760,000
        Non-admitted assets and other adjustments, net                       799,624      561,006
        Consolidating eliminations and adjustments                        (6,001,692)  (5,830,510)
                                                                         -----------   ----------
Stockholders' equity as reported herein                                  $21,389,703   24,537,278
                                                                         ===========   ==========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11)  CLAIMS PAID POLICIES

      The Company discontinued writing claims-paid policies effective September 1, 1995. As these policies expired over the twelve-month period ending August 31, 1996, claims-paid policyholders were given the opportunity to convert to claims-made coverage. Upon non-renewal or discontinuance of the claims-paid contract the Company became liable for reported claims. Reserves of $3,976,528, net of reinsurance, have been established as of December 31, 1996 for all reported and open claims on those claims-paid policies non-renewed or discontinued during the period September 1, 1995 through August 31, 1996.






                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY


The financial statements and related information of The Tenere Group, Inc. and Subsidiaries presented in this Report were prepared by management, which has sole responsibility for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments based upon the best available information and management's view of current conditions and circumstances.

Management has developed and maintains a system of internal accounting control designed to provide reasonable assurance that the Company's assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system is continually reviewed, improved and modified in response to changing business conditions and operations and to recommendations made by the Company's independent auditors. While no system of internal control can provide absolute assurance that irregularities will not take place, management believes that Tenere's internal control system provides reasonable assurance that assets are safeguarded and financial information is reliable.

The Company's independent auditors, KPMG Peat Marwick LLP, are engaged to express an opinion on the fairness of presentation of the Company's consolidated financial statements, taken as a whole. Their opinion is based on procedures which they believe to be sufficient to provide reasonable, but not absolute, assurance that the financial statements contain no material errors. During the course of their examination, the independent auditors were given unrestricted access to all financial records and related data. Management believes that all representations made to the independent auditors were accurate and complete.


                                               /s/ J.D. WILLIAMS

                                                   Joseph D. Williams, CPA
                                                   Vice President-Finance
                                                   and Chief Financial Officer

Springfield, Missouri
March 27, 1997

                         SELECTED FINANCIAL INFORMATION
                                 (in thousands)



                                                                     Year Ended December 31
CONSOLIDATED STATEMENTS OF                       1996          1995            1994        1993          1992
                                                 ----          ----            ----        ----          ----
OPERATIONS DATA:
Net premiums                                  $  7,646         $11,901       $10,657      $ 8,154      $  5,060
Net investment income                            2,627           2,654         2,639        2,754         2,944
Net realized investment
  gains (losses)                                   (17)            (36)         (423)       1,318           243
                                              --------         -------       -------      -------      --------
     Total revenues                             10,256          14,519        12,873       12,226         8,247
                                              --------         -------       -------      -------      --------
Losses and loss adjustment expenses             11,226           7,676         8,197        8,503         3,000
Dividends to policyholders                         (14)            617         1,289        1,091           378
Amortization of net assets acquired in
  excess of cost(2)                                 --              --            --       (1,484)       (1,484)
Other expenses                                   3,543           2,393         2,488        2,865         2,014
                                              --------         -------       -------      -------      --------
     Total expenses                             14,755          10,686        11,974       10,975         3,908
Income (loss) before income taxes               (4,499)          3,833           899        1,251         4,339
     Income tax expense (benefit)               (1,564)          1,323           102         (117)        1,002
     Cumulative effect of change in
       accounting for income taxes                  --              --            --           67            --
                                              --------         -------       -------      -------      --------
Net income  (loss)                             ($2,935)        $ 2,510       $   797      $ 1,435      $  3,337
                                              ========         =======       =======      =======      ========
Net income (loss) per  common share           $  (1.47)        $  1.26           N.A.        N.A.          N.A.
                                              ========         =======       =======      =======      ========
CONSOLIDATED BALANCE SHEETS DATA
Investments                                   $ 29,370         $22,404       $47,534      $51,284      $ 44,234
Cash and cash equivalents                       16,935          31,181         1,650        1,418         7,523
Premiums receivable                              2,581           3,720         4,143        3,078         2,951
Total assets                                    62,570          62,614        61,119       62,128        58,886
Reserve for losses and loss adjustment
  expenses                                      32,887          26,623        26,280       25,553        25,021
Unearned premium reserve                         6,300          10,447        13,747       13,379        12,082
Stockholders'/policyholders' equity             21,390         $24,537       $19,369      $20,845      $ 19,431
                                              ========         =======       =======      =======      ========

(1) On January 2, 1992, Intermed acquired all of the outstanding stock of Insurance Risks, Ltd. for $2,500,048 in cash. The acquisition was recorded as a purchase and, accordingly, the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition. The fair value of the net assets acquired in excess of the purchase price was $2,967,008 calculated as follows:

              Fair value of assets acquired          $  14,833,461
              Liabilities assumed                      (12,973,636)
              Net cash from the purchase                 1,107,183
                                                     -------------
              Net assets acquired in excess of cost  $   2,967,008
                                                     =============


      Net assets acquired in excess of cost were amortized over the estimated period of benefit of two years. The amortization caused a favorable non-recurring impact on net income for the years ended 1993 and 1992 in the amount of $1,483,500. If these amounts are excluded from net income before income taxes, 1993 net income before income tax would decrease 119% from $1,251,000 to ($232,500) and 1992 net income before income tax would decrease 34% from $4,339,000 to $2,856,000.

The selected consolidated financial data for each of the five years in the period ended December 31, 1996 has been derived from audited consolidated financial statements of Tenere as of and for the years ended December 31, 1996 and 1995 and of its predecessor, RCA Mutual Insurance Company, as of and for the years ended December 31, 1994, 1993 and 1992. These data include all adjustments which are, in the opinion of the management of Tenere, necessary to present a fair statement of the financial condition and results of operations of Tenere for these periods and are of a normal and recurring nature. The information should be read in conjunction with and is qualified by reference to such statements and the related notes thereto.

                             DIRECTORS AND OFFICERS

                             THE TENERE GROUP, INC.
                             INTERMED INSURANCE CO.


THOMAS E. ASHLEY, M.D.         GARY O. BAKER, D.D.S.           ALBERT J. BONEBRAKE,
VICE PRESIDENT                 Southwest Oral Surgery, Inc.    Woman's Clinic, Inc.
Springfield, Missouri          St. Louis, Missouri             Springfield, Missouri

RAYMOND A. CHRISTY, M.D.       HARRY O. COLE, M.D.             C. RICHARD GULICK, M.D.
PRESIDENT AND CHIEF            CHAIRMAN OF THE BOARD           OB/GYN Associates, Inc.
EXECUTIVE OFFICER              Neurosurgical Associates, Inc.  St. Louis, Missouri
Springfield, Missouri          St. Louis, Missouri

MICHAEL D. HOEMAN, M.D.        CHRISTOPHER H. JUNG, M.D.       CARROLL R. WETZEL, D.O.
SECRETARY AND TREASURER        Southeast Missouri  ENT         Wetzel Clinic, Inc.,
The Diagnostic Clinic, Inc.    Consultants                     Clinton, Missouri
Springfield, Missouri          Cape Girardeau, Missouri

                              INTERLEX INSURANCE CO.

ALBERT J. BONEBRAKE, M.D.      LLOYD J. CARMICHAEL             RAYMOND A. CHRISTY, M.D.
Woman's Clinic, Inc.,          Carmichael, Gardner & Clark     PRESIDENT AND CHIEF
Springfield, Missouri          Springfield, Missouri           EXECUTIVE OFFICER
                                                               Springfield, Missouri

B. H. CLAMPETT                 MARILYN P. DUNN                 MAX W. LILLEY
Springfield, Missouri          SECRETARY                       CHAIRMAN OF THE BOARD
                               Foley & Lardner                 Springfield, Missouri
                               Chicago, Illinois

PETER F. SPATARO               CARROLL R. WETZEL, D.O.         STEVEN W. WHITE
VICE PRESIDENT                 Wetzel Clinic, Inc.             White, Allinder & Graham
Moser & Marsalek               Clinton, Missouri               Independence, Missouri
St. Louis, Missouri

                                     OFFICERS

ANDREW K. BENNETT              SAM T. BRANHAM                  ANDREW C. FISCHER
VICE PRESIDENT-CLAIMS          VICE PRESIDENT-TEXAS            VICE PRESIDENT-
AND GENERAL COUNSEL                                            UNDERWRITING AND POLICY
                                                               SERVICES

CLIFTON R. STEPP               JOSEPH D. WILLIAMS, CPA         JULIE D. WROBLESKI
VICE PRESIDENT-MARKETING       VICE PRESIDENT-FINANCE          ASSISTANT SECRETARY
                               AND CHIEF FINANCIAL OFFICER

                             CORPORATE INFORMATION


CORPORATE HEADQUARTERS:

1903 E. Battlefield
Springfield, MO 65804
Tel:  417-889-1010
      800-865-0650
      417-889-1099 (FAX)


INDEPENDENT ACCOUNTANTS:

KPMG Peat Marwick LLP
Houston, TX


CORPORATE COUNSEL:

Thompson  Coburn
St. Louis, MO


CONSULTING ACTUARIES:

Tillinghast - Towers Perrin
St. Louis, MO


INVESTMENT MANAGER:

Boatmen's Trust Company
St. Louis, MO


ADVERTISING AGENCY:

Schilling/Sellmeyer & Associates, Inc.
Springfield, MO


TRANSFER AGENT AND REGISTRAR:

Boatmen's Trust Company
P.O. Box 14737
St. Louis, MO 63178
Tel:  314-466-1357

MARKET INFORMATION:

The Company's Common Stock is not listed on any securities exchange or quoted on any automated quotation system. There has been no independent market
established for the stock.   As of March 18, 1997 there were 1143 holders of
Common Stock.   No dividends have been declared on Common Stock.


STOCKHOLDER INFORMATION:

The Tenere Group, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no cost by writing to:

                            Chief Financial Officer
                             The Tenere Group, Inc.
                              1903 E. Battlefield
                             Springfield, MO 65804

ANNUAL MEETING:

The 1997 Annual Meeting will be held at the Company's Corporate Headquarters at 10 a.m. on Friday, May 16, 1997.


                                       26