Form 10-K405, Exhibit 13
period 1997-12-31
TENERE GROUP INC
filed 1998-03-31
CIK 922887

                                                                    Exhibit 13

                              CORPORATE PROFILE


The Tenere Group, Inc., a publicly held insurance holding company, was organized on April 27, 1995, when the demutualization of RCA Mutual Insurance Company was completed. Policyholders of RCA Mutual on that date became shareholders of The Tenere Group, Inc. in proportion to their premiums over the previous five years.

The Tenere Group, Inc. is composed of Intermed Insurance Co. (formerly RCA Mutual Insurance Company), which markets professional liability insurance to physicians, surgeons, dentists, oral surgeons and ancillary healthcare professionals in the States of Missouri and Kansas; Interlex Insurance Co., which markets professional liability insurance to lawyers and judges in Missouri and Kansas; and Insurance Services, Inc., a management company. Intermed Insurance Co. markets professional liability insurance to physicians in Texas through a purchasing group, Intermedical of Texas, Inc., and to dentists through a second purchasing group, Dental Defense Specialists, Inc.

The Tenere Group, Inc. had its origin in 1976 when three physicians in Springfield, Missouri organized Risk Control Associates, Inc., an assessable mutual insurance company, to provide defense for themselves and their associates against claims of medical malpractice. In 1991, the Company was reorganized as a non-assessable mutual property and casualty insurance company, RCA Mutual Insurance Company, and, in 1995, was reorganized as a stock property and casualty insurance company known as Intermed Insurance Co. Intermed is a wholly-owned subsidiary of The Tenere Group, Inc.; Interlex Insurance Co. and Insurance Services, Inc. are wholly-owned subsidiaries of Intermed.






                                                   TABLE OF CONTENTS

                                           Corporate Profile...............  1
                                           Financial Highlights............  2
                                           Selected Operating Statistics...  2
                                           President's Report..............  3
                                           Management's Discussion and
                                              Analysis.....................  4
                                           Independent Auditors' Report....  8
                                           Consolidated Financial
                                              Statements...................  9
                                           Notes to Consolidated
                                              Financial Statements......... 13
                                           Statement of Management's
                                              Responsibility............... 25
                                           Selected Financial Information.. 26
                                           Directors and Officers.......... 27
                                           Corporate Information........... 28

                            FINANCIAL HIGHLIGHTS*

                                                           DECEMBER 31                        CHANGE
                                                           -----------                        ------
                                                                                       1996 TO        1995 TO
                                                                                       -------        -------
                                                  1997         1996         1995         1997          1996
                                                  ----         ----         ----         ----          ----
Cash and invested assets                       $47,488,000   46,306,000  53,585,000      +2.6%        -13.6%

Total assets                                    65,726,000   61,820,000  62,614,000      +6.3%         -1.3%

Total reserves, including unearned premiums     38,748,000   39,188,000  37,070,000      -1.1%         +5.7%

Stockholders' equity                            20,980,000   21,390,000  24,537,000      -1.9%        -12.8%

Direct premiums written                         10,541,000    8,124,000   9,874,000     +29.8%        -17.7%

Net premiums written                             5,802,000    3,469,000   8,369,000     +67.3%        -58.5%

Net premiums earned                              4,498,000    7,646,000  11,901,000     -41.2%        -35.8%

Net investment income                            2,623,000    2,627,000   2,654,000      -0.2%         -1.0%

Net portfolio yield                                    5.8%         5.5%        5.1%     +0.3%         +0.4%

Total revenues                                   7,107,000   10,256,000  14,519,000     -30.7%        -29.4%

Losses and loss adjustment expenses              4,478,000   11,226,000   7,676,000     -60.1%        +46.2%

Loss ratio                                            99.6%       146.8%       64.5%    -47.2%        +82.3%

Sales, marketing and other underwriting
  expenses                                       3,990,000    3,543,000   2,393,000     +12.6%        +48.1%

Expense ratio                                         37.9%        43.6%       24.2%     -5.7%        +19.4%

Combined ratio                                       137.5%       190.4%       88.7%    -52.9%       +101.7%

Net income  (loss)                                (953,000)  (2,934,000)  2,510,000     +67.5%       -216.9%

Basic and diluted net income (loss) per share         (.48)       (1.47)       1.26     +67.3%       -216.7%

Book value per share                                 10.49        10.70       12.27      -2.0%        -12.8%


*  Amounts rounded to nearest thousand, except per share items.

                        SELECTED OPERATING STATISTICS


                           1997   1996   1995                             1997     1996     1995
                           -----  -----  -----                          --------  -------  ------
                                                Number of claims
                                                settled with
Number of insureds                              Indemnity
  Intermed                 1,476  1,228  1,317    Intermed                    38       49      49
  Interlex                   693    428    196    Interlex                     2        1       0
                           -----  -----  -----                          --------  -------  ------
    Total                  2,169  1,656  1,513      Total                     40       50      49

Number of claims reported                       Average indemnity paid
  Intermed                   190    166    240    Intermed              $177,500  165,200  98,000
  Interlex                    36     11      4    Interlex                13,300      500       0
                           -----  -----  -----
    Total                    226    177    244

Number of claims settled                        Trial experience
  without indemnity                              Intermed
  Intermed                   183    192    157    Tried                        9       10      16
  Interlex                    11      3      0    Won                          7        9      14
                           -----  -----  -----    Lost                         1        1       2
    Total                    194    195    159  Interlex (none)


                               PRESIDENT'S REPORT

1997 was a year of successes and disappointment. Among the positive developments were:

- Interlex Insurance Co., Tenere's legal malpractice insurance subsidiary, increased premiums written in 1997 by 83% over the prior year. The number of lawyers insured increased from 428 at December 31, 1996 to 693 at the current year end. I believe that the marketplace in Missouri and Kansas will continue to be receptive to our products, and we anticipate premiums written of $1,600,000 in 1998, an increase of 41% over 1997.

- Intermed Insurance Co., Tenere's medical malpractice subsidiary, entered the State of Texas in 1996 as a surplus lines carrier where it markets professional liability insurance to physicians and dentists through two purchasing groups. Premiums written in Texas increased from $250,000 in 1996 to $2,620,000 in 1997. The Company's marketing efforts in Texas are comprised of marketing representatives and several carefully selected brokers in key geographical locations who specialize in medical malpractice insurance. I continue to be optimistic about the Company's potential in Texas and anticipate premiums written of $6,000,000 in 1998, an increase of 129% over the current year.

While these two developments were extremely encouraging, Intermed continued to face difficulty in Missouri, its primary market:

- The market for medical malpractice insurance in the State of Missouri continues to be extremely competitive and hampered by the presence of several competitors who use extremely aggressive pricing to gain market share. While one of these competitors failed in 1997, several more have stepped forward to take its place. As a result of these intense competitive pressures, premiums written in the State of Missouri fell from $7,177,000 in 1996 to $6,707,000 in 1997, a decrease of $470,000 or 7%.
     That we have been able to maintain as much of our business as we have in what many consider to be the most competitive market in the United States is a tribute to your Company's dedicated marketing and policy services staffs and to the superior claim service provided to our insureds when
     they are faced with a claim.   I anticipate premiums written in Missouri
     in 1998 will be approximately $7,000,000.

While we are excited over the bright prospects of Interlex in the Missouri marketplace and Intermed in Texas, your Board of Directors and the management of the Company are mindful of the consolidation that is underway in the property/casualty industry, especially among medical malpractice carriers. Merger mania swept through the insurance industry in 1997. A.M. Best reports there were over 200 insurance deals in 1997 with 68 of those being in the property/casualty field. Since we are in the property/casualty field, the Board of Directors has directed management to develop strategies to address the issues posed by the consolidation trend. The establishment of Interlex Insurance Co. in 1994 and Intermed's expansion into Texas in 1996 were strategies initiated by your Company to diversify beyond one state and one product.

I want to assure you that through all of this, the long-term interests of our stockholders and insureds are paramount.

I appreciate your continued loyalty to the Company and your expression of confidence by keeping your professional liability insurance with us, and I want to assure you that we will continue to provide the quality professional services that you deserve.


                                 /s/ Raymond A. Christy

                                 Raymond A. Christy, M.D.
                                 President and Chief Executive Officer


Springfield, Missouri
March 27, 1998

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION

   ASSETS

   The Company's investment portfolio increased from $44,260,000 at December 31, 1996 to $47,386,000 at the current year end, an increase of $3,126,000 or 7%. $10,811,000 held in short-term investments at the prior year end was reinvested in long-term bonds during 1997. Over a three year period beginning in the spring of 1995, the Company sold $35,100,000 of low-yielding bonds and held the proceeds in short-term investments until interest rates improved. At December 31, 1997, $30,219,000 had been reinvested in long-term bonds with an improvement of approximately 160 basis points in portfolio yield. The one remaining low-yielding bond was sold in January, 1998. Approximately $5,000,000 currently held in short-term investments will be reinvested long-term when interest rates improve above current levels.

   The bond portfolio is invested solely in U.S. Treasury Notes, obligations of U.S. government agencies and high-grade state and municipal bonds. There are no known credit risks in the portfolio. At December 31, 1997, the portfolio (including short-term investments) had an average yield-to-maturity of 6.2% and there was an unrealized gain of $1,068,000 compared to an average yield of 5.9% and an unrealized gain of $252,000 at December 31, 1996. At the current year end approximately 34% of the portfolio will mature in one to five years and 66% in five to ten years.

   Cash decreased from $2,045,000 at December 31, 1996 to $102,000 at December 31, 1997 due to changes in cash management practices in December 1997 when there was a change in banking relationships.

   The reinsurance recoverable increased from $7,198,000 at December 31, 1996 to $10,414,000 at the current year end primarily due to an increase in ceded losses over the prior year.

   The federal income tax recoverable decreased from $1,680,000 at December 31, 1996 to $300,000 at the current year end due to net cash recoveries of $1,304,000 in 1997.

   Primarily as a result of the increase in reinsurance recoverable, total assets increased from $61,820,000 at December 31, 1996 to $65,726,000 at the current year end, an increase of $3,906,000 or approximately 6% over the prior year end.

   LIABILITIES

   Reserves for losses and loss adjustment expenses declined slightly in 1997, from $32,887,000 at the prior year end to $31,030,000 at December 31, 1997. The decrease of $1,857,000 or approximately 6% was primarily attributable to a re-evaluation of and release from reserves held for prior years. Management and the Company's consulting actuarial firm believe that reserves at December 31, 1997 are adequate to meet claims and defense costs attributable to 1997 and prior years.

   Premiums are earned over the one-year lives of policies written by the Company's insurance subsidiaries and unearned premiums are held in a reserve account. The reserve for unearned premiums increased from $6,300,000 at December 31, 1996 to $7,717,000 at the current year end. The increase of $1,417,000 or 22% was due to the substantial increase in premiums written in 1997 discussed in greater detail in the Results of Operations section of this analysis.

   The reinsurance payable increased from $506,000 at December 31, 1996 to $4,435,000 at December 31, 1997 due to the increase in premiums and losses ceded to the Company's reinsurers in 1997 compared to cessions in the prior year.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


   Other liabilities increased from $737,000 at December 31, 1996 to $1,563,000 at the current year end due primarily to the accrual of retirement benefits for the Board of Directors and Chief Executive Officer.

   Due to the factors discussed above, total liabilities increased from $40,430,000 at December 31, 1996 to $44,746,000 at the current year end, an increase of $4,316,000 or approximately 11%.

   STOCKHOLDERS' EQUITY

   Stockholders' equity declined from $21,390,000 at December 31, 1996 to $20,980,000 at December 31, 1997. The components of the $410,000 decrease were:

        $(953,000)   Net loss
          543,000    Change in unrealized gains on investment securities, net of
        ---------      federal income taxes

        $(410,000)   Decrease in Stockholders' Equity

   The net loss of $953,000 is discussed in greater detail in the Results of Operations section of this report.

   RESULTS OF OPERATIONS

   Direct premiums written in 1997 totaled $10,541,000, an increase of $2,417,000 or approximately 30% over the prior year:

                                               1997        1996       CHANGE
                                               ----        ----       ------
   Medical malpractice premiums written

        Missouri                           $ 6,707,000   7,176,000    (469,000)
        Kansas                                  77,000      77,000       -0-
        Texas                                2,620,000     250,000   2,370,000
                                           -----------   ---------   ---------
        Total medical                      $ 9,404,000   7,503,000   1,901,000

   Legal malpractice premiums written

        Missouri                           $ 1,082,000     588,000     494,000
        Kansas                                  55,000      33,000      22,000
                                           -----------  ----------   ---------
             Total legal                   $ 1,137,000     621,000     516,000
                                           -----------  ----------   ---------
       Total premiums written              $10,541,000  $8,124,000   2,417,000



   The significant increase in premiums written occurred in Texas where Intermed markets professional liability insurance to physicians and dentists through two purchasing groups, Intermedical of Texas, Inc. and Dental Defense Specialists, Inc., and in Missouri where Interlex markets professional liability insurance to lawyers. The medical malpractice market in Missouri continues to suffer from intense competitive pressure due to the large number of companies active in the state, several of whom engage in extremely aggressive pricing in order to gain market share. The Company has continued its long-standing policy of actuarially sound premium rates even though this has resulted in a loss of market share. One of our principal competitors, which built market share over the past decade by charging inadequate rates failed in 1997 and is now under state supervision. While this competitor is no longer present in the Missouri market, several other companies have stepped in with premium rates as aggressive as those of the company which failed. Intermed continues to price its products responsibly and to provide outstanding defense when our insureds are sued. This has enabled the Company to hold our attrition rate to approximately 10%.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


   Your management believes that the Missouri market for medical malpractice insurance will continue to be extremely competitive in 1998 and the growth of Intermed Insurance Co. will be in Texas where we expect to write an additional $3,000,000 in premiums. The prospects for Interlex Insurance Co. in Missouri in 1998 appear to be extremely positive and we expect to write an additional $500,000 in premiums.

   Premiums ceded to reinsurers totaled $4,739,000 in 1997 compared to $4,655,000 in 1996. Net premiums written were $5,802,000 in 1997 compared to $3,469,000 in the prior year, an increase of $2,333,000 or 67%.

   Due primarily to the 30% increase in direct premiums written in 1997, there was an increase of $1,304,000 in the unearned premium reserve compared to a decrease of $4,178,000 in 1996. The decrease in the UPR in 1996 was due to the decrease in premiums written in 1996 compared to 1995 and to a release of $3,128,000 from the death, disability and retirement component of the reserve caused by the conversion of claims-paid policyholders to claims-made coverages in 1996.

   As a result of the significant changes in the UPR in 1997 and 1996, net premiums earned in 1997 were $4,498,000 compared to $7,646,000 in 1996. However, the significant increase in the UPR in 1997 will result in an increase in premiums earned in 1998 as these premiums are taken into income.

   Net investment income in 1997 was approximately level with prior years, $2,623,000 compared to $2,627,000 in 1996 and $2,654,000 in 1995. Net investment losses of $14,000 in 1997, $17,000 in 1996 and $36,000 in 1995
   were attributable to the portfolio yield improvement project discussed in the Asset section of this report.

   Sales, marketing and other underwriting expenses totaled $3,990,000 in 1997, $3,543,000 in 1996 and $2,393,000 in 1995. The growth in expenses over the three-year period was due to expansion of the direct marketing staff of Intermed, start-up costs of Interlex, the establishment of a sales office in Austin, Texas to support the marketing efforts of the two purchasing groups discussed above and the accrual of certain post-retirement benefits for Directors and the Chief Executive Officer.

   Losses and loss adjustment expenses totaled $4,478,000 in 1997 compared to $11,226,000 in 1996 and $7,676,000 in 1995. Loss ratios were 99.6% in 1997,
   146.8% in 1996 and 64.5% in 1995. Losses and loss adjustment expenses in 1996 were significantly impacted by the establishment of reserves for reported claims on claims-paid policies that were non-renewed during the eight-month period ended August 31, 1996. The impact on 1996 earnings was $2,119,000.

   Primarily because of the non-renewal of claims-paid policies in 1995 and 1996, there were significant variations in operating results between years.:

   - Total losses and expenses were $8,468,000 in 1997, $14,755,000 in 1996 and $10,686,000 in 1995.

   - There was a loss before income taxes of $1,362,000 in 1997 compared to a loss before income taxes of $4,499,000 in 1996 and income before income taxes of $3,833,000 in 1995.

   - There was an income tax benefit of $409,000 in 1997 and $1,564,000 in 1996. There was a tax expense of $1,323,000 in 1995.

   - There was a net loss of $953,000 in 1997 compared to a net loss of $2,934,000 in 1996 and net income of $2,510,000 in 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   LIQUIDITY AND CAPITAL RESOURCES

   There was a positive cash flow from operations of $476,000 in 1997 compared to a negative cash flow of $5,811,000 in 1996 and a positive cash flow of $1,175,000 in 1995. The significant improvement in 1997 compared to 1996 was primarily attributable to the following factors:

      -   An increase of $870,000 in premium receipts in 1997.
      - Net payments to reinsurers of $751,000 in 1997 compared to $3,315,000 in 1996.
      -   A reduction of $147,000 in dividends to policyholders in 1997.
      - A reduction of $1,446,000 in loss and loss adjustment expenses in 1997.
      -   Net cash recoveries of $1,304,000 of federal income taxes in 1997.

   Cash and short-term investments of $6,550,000 at December 31, 1997 and projected net investment income of $2,600,000 in 1998 provide ample assurance that bonds will not have to be sold to meet unexpected cash requirements in the coming year.

   YEAR 2000 ISSUE

   While many companies face enormous costs in resolving the Year 2000 issue, Tenere has only one line of business, professional liability insurance, and only issues policies with one-year lives. Based on a preliminary survey of computer equipment and automated systems, the Company's Management does not believe that Tenere's cost of addressing this issue will be material. A plan has been designed to address and resolve these issues in 1998. Computer consultants have been engaged to assist in all stages of this project.

   EFFECT OF INFLATION

   Inflation has an impact on Tenere's general and administrative expenses through higher wages and the costs of goods and services. Inflation also impacts loss adjustment expenses as attorneys and other consultants pass on their increased costs through increased fees.

   FORWARD LOOKING INFORMATION

   This report contains forward-looking statements with respect to the Company's future operations, including statements with respect to increases in premiums written by Intermed in Texas and by Interlex in Missouri. The Company's actual results may vary materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and in the business environment generally.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
The Tenere Group, Inc.:



We have audited the accompanying consolidated balance sheets of The Tenere Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity/policyholders' surplus and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Tenere Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                           /s/ KPMG Peat Marwick LLP


Kansas City, Missouri
March 17, 1998

                         CONSOLIDATED BALANCE SHEETS
                          December 31, 1997 and 1996

            Assets                                        1997         1996
Investments:
  Bonds held available for sale, at
    fair value (amortized cost - $39,863,330
    in 1997; $29,117,835 in 1996)                      $40,930,956  29,370,067
  Common stock, at fair value                                7,057         340
  Short-term investments, at cost
    which approximates fair value                        6,447,758  14,889,744
                                                       ----------   ----------
      Total investments                                 47,385,771  44,260,151

Cash, primarily compensating balances                      102,175   2,045,378
Premiums receivable                                      3,124,660   2,580,691
Reinsurance recoverable                                 10,413,593   7,197,901
Ceded unearned premiums                                    369,727     260,397
Accrued investment income                                  674,843     527,139
Deferred policy acquisition costs                          183,253      84,550
Deferred income taxes                                    2,304,087   2,098,792
Income taxes recoverable                                   300,000   1,680,190
Other                                                      867,543   1,084,992
                                                       ----------   ----------
      Total assets                                     $65,725,652  61,820,181
                                                       ===========  ==========

      Liabilities and Stockholders' Equity

Liabilities:
  Reserves for losses and loss adjustment expenses     $31,030,412  32,887,407
  Unearned premium reserve                               7,717,308   6,300,111
  Reinsurance premiums payable                           4,435,317     506,381
  Other                                                  1,563,056     736,579
                                                       ----------   ----------
      Total liabilities                                 44,746,093  40,430,478

Stockholders' equity:
  Common stock, $.01 par value; 7,000,000 shares
    authorized; 1,999,774 shares issued
    and outstanding                                         19,998      19,998
    Contributed capital                                 21,940,828  21,940,828
    Accumulated deficit                                 (1,690,370)   (737,596)
    Unrealized gain on investment
      securities, net of tax                               709,103     166,473
    Commitments and contingencies
      (see notes 8 & 10)
                                                       ----------   ----------
      Total stockholders' equity                        20,979,559  21,389,703
                                                       ----------   ----------
      Total liabilities and stockholders' equity       $65,725,652  61,820,181
                                                       ===========  ==========

                See notes to consolidated financial statements

                            CONSOLIDATED STATEMENTS OF OPERATIONS

                        Years Ended December 31, 1997, 1996, and 1995

                                              1997         1996         1995
                                              ----         ----         ----
Revenues:
  Direct premiums written                 $10,541,048    8,124,319    9,874,270
  Premiums ceded to reinsurers             (4,739,209)  (4,655,382)  (1,505,427)
                                          -----------   ----------   ----------

    Net premiums written                    5,801,839    3,468,937    8,368,843
  (Increase) decrease in unearned
    premium reserve                        (1,304,002)   4,177,545    3,532,480
                                          -----------   ----------   ----------

    Net premiums earned                     4,497,837    7,646,482   11,901,323

  Net investment income                     2,623,033    2,626,983    2,654,037
  Net realized investment losses              (14,049)     (17,135)     (36,263)
                                          -----------   ----------   ----------

    Total revenues                          7,106,821   10,256,330   14,519,097

Losses and expenses:
  Losses and loss adjustment expenses       4,478,424   11,226,461    7,676,488
  Sales and marketing expenses              1,790,215    1,758,312      955,021
  Other underwriting expenses               2,199,776    1,784,324    1,437,718
  Dividends to policyholders                        -      (13,921)     616,948
                                          -----------   ----------   ----------

    Total losses and expenses               8,468,415   14,755,176   10,686,175
                                          -----------   ----------   ----------

    Income (loss) before income taxes      (1,361,594)  (4,498,846)   3,832,922
    Income tax benefit (expense)              408,820    1,564,360   (1,323,066)
                                          -----------   ----------   ----------

    Net income (loss)                     $  (952,774)  (2,934,486)   2,509,856
                                          ===========   ==========   ==========
    Basic and diluted net income
      (loss) per share                    $     (0.48)       (1.47)        1.26
                                          ===========   ==========   ==========


                See notes to consolidated financial statements

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/POLICYHOLDERS' SURPLUS

                Years Ended December 31, 1997, 1996, and 1995

                                                                       Unrealized
                                                       Retained        gain (loss)
                                                      earnings/       on investment
                               Common   Contributed  (accumulated    securities, net  Unassigned
                               stock      capital      deficit)          of tax        surplus        Total
                               -----      -------      -------           ------        -------        -----
Balance at December 31, 1994   $     -            -             -       (2,279,304)  21,647,860    19,368,556

Demutualization (note 1)        19,998   21,940,828      (312,966)               -  (21,647,860)            -

Change in unrealized
 investment gains                    -            -             -        2,658,866            -     2,658,866

Net income                           -            -     2,509,856                -            -     2,509,856
                               -------   ----------    ----------          -------  -----------    ----------
Balance at December 31, 1995    19,998   21,940,828     2,196,890          379,562            -    24,537,278

Change in unrealized
 investment losses                   -            -             -         (213,089)           -      (213,089)

Net loss                             -            -    (2,934,486)               -            -    (2,934,486)
                               -------   ----------    ----------          -------  -----------    ----------
Balance at December 31, 1996    19,998   21,940,828      (737,596)         166,473            -    21,389,703

Change in unrealized
 investment gains                    -            -             -          542,630            -       542,630

Net  loss                            -            -      (952,774)               -            -      (952,774)
                               -------   ----------    ----------          -------  -----------    ----------
Balance at December 31, 1997   $19,998   21,940,828    (1,690,370)         709,103            -    20,979,559
                               =======   ==========    ==========          =======  ===========    ==========




                See notes to consolidated financial statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                Years Ended December 31, 1997, 1996, and 1995


                                                                        1997         1996          1995
                                                                  ------------   -----------   ----------
Net income (loss                                                  $   (952,774)   (2,934,486)   2,509,856
Adjustments to reconcile net income (loss) to net cash
  from operating activities:
    Net realized investment losses                                      14,049        17,135       36,263
    Depreciation and amortization expense                              170,374       187,418      160,634
    Net change in deferred policy acquisition costs                    (98,703)       55,900      147,172
    Deferred income tax expense (benefit)                             (484,833)     (216,705)     487,427
    Net amortization of discount on bonds                               51,714       105,218      516,508
    Change in operating assets and liabilities
      Premiums receivable                                             (543,969)    1,139,511      423,063
      Reinsurance balances                                             603,914    (4,752,048)  (1,308,346)
      Accrued investment income                                       (147,704)       40,167      795,427
      Income taxes recoverable                                       1,380,190    (1,894,634)     650,715
      Other assets                                                      94,441       241,485        1,208
      Reserve for losses and loss adjustment expenses               (1,856,995)    6,244,114      245,816
      Unearned premium reserve                                       1,417,197    (4,146,895)  (3,299,570)
      Policyholder dividends payable                                         -      (152,042)    (277,596)
      Other liabilities                                                828,678       254,507       86,240
                                                                  ------------   -----------   ----------
      Net cash provided by (used in) operating activities              475,579    (5,811,355)   1,174,817

Cash flows from investing activities:
    Maturity of bonds held to maturity or available for sale         1,450,000     1,700,000    1,360,000
    Sale of bonds held to maturity                                           -     1,826,094            -
    Sale of bonds available for sale                                 4,269,066     2,750,826   27,246,304
    Purchase of bonds held to maturity or available for sale       (16,530,324)  (13,688,573)           -
    Redemption on stock rights                                              56             -            -
    Purchase of intangible asset                                             -      (400,000)           -
    Purchase of furniture and equipment                                (49,566)     (622,795)    (250,255)
                                                                  ------------   -----------   ----------
      Net cash provided by (used in) investing activities          (10,860,768)   (8,434,448)  28,356,049

    Net increase (decrease) in cash and short-term investments     (10,385,189)  (14,245,803)  29,530,866

      Cash and short-term investments at beginning of year          16,935,122    31,180,925    1,650,059
                                                                  ------------   -----------   ----------
      Cash and short-term investments at end of year              $  6,549,933    16,935,122   31,180,925
                                                                  ============   ===========   ==========


                See notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      This summary of significant accounting policies of The Tenere Group, Inc. (Tenere, the Company) and its wholly-owned subsidiaries, Intermed Insurance Company (Intermed), Interlex Insurance Company (Interlex) and Insurance Services, Inc. (ISI), is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements herein represent the operations of Intermed and its subsidiaries, Interlex and ISI. Tenere, the holding company, currently has no operations other than ownership of Intermed.

      The consolidated financial statements and notes thereto are representations of the Company's management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared on the basis of generally accepted accounting principles. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain reclassifications to 1996 and 1995 amounts were made to conform with 1997 presentation.

      DESCRIPTION OF COMPANY

      Effective April 27, 1995, RCA Mutual Insurance Company (RCA), a non-assessable mutual property and casualty insurance company, completed the demutualization process which began in 1993 and became a stock property and casualty insurance company. The Company's name was changed from RCA Mutual Insurance Company to Intermed Insurance Company. Also effective April 27, 1995, Intermed became a wholly-owned subsidiary of The Tenere Group, Inc., an insurance holding company organized under the laws of the State of Missouri, and the policyholders of RCA became the stockholders of Tenere. This transaction was accounted for using policyholders' equity as of April 1, 1995. Issued in exchange for $21,960,826 of membership interests were 1,999,774 shares of Tenere Group stock which approximated one share of $.01 par value Tenere Group stock for every $10.98 of policyholder surplus attributable to the policyholder.

      Intermed writes medical and dental professional liability insurance on occurrence and claims-made bases in the States of Missouri and Kansas. Prior to September 1, 1995, the Company also wrote coverages on a claims-paid basis in the State of Missouri. Effective August 1, 1996 Intermed was recognized as a surplus lines carrier in the State of Texas and began writing professional liability insurance on physicians through a physician-sponsored purchasing group, Intermedical of Texas, Inc. In 1997, the Company began to write professional liability insurance on dentists in Texas through a second physician-sponsored purchasing group, Dental Defense Specialists, Inc. Coverages in Texas are written on both occurrence and claims-made policy forms. Interlex writes legal professional liability insurance on a claims-made basis in the States of Missouri and Kansas. Since operations are currently conducted in only three states, they are subject to changes in the legal and economic climates of those states.

      CASH

      Cash balances are primarily compensating balances required to pay for banking services. Excess cash is reinvested in a variety of short-term investments.

      INVESTMENTS

      Investments in bonds and common stocks are classified as "available for sale" and are accordingly reported at fair value. Unrealized gains and losses are included as a separate component of stockholders' equity, net of income tax. Short-term investments are reported at cost which approximates fair value. Gains and losses from the sale of investments are calculated using the specific identification method.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      EARNINGS (LOSS) PER SHARE

      The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, unless there is a net loss and the exercise would be anti-dilutive. Implementation of SFAS No. 128 resulted in no change in EPS for prior periods.

      PREMIUMS RECEIVABLE

      Premiums receivable represent unpaid premium balances due from the insured and are substantially offset by the related unearned premiums. The Company cancels all policies with receivable balances outstanding more than 90 days.

      PREMIUMS

      Premium income is recognized on a pro rata basis over the terms of the respective policy contracts. The unearned premium reserve represents the portion of premiums written which are applicable to the unexpired terms of policies in force. The Company reserves for future utilization of the death, disability and retirement waiver benefit as a component of the unearned premium reserve. This reserve was estimated to be $1,966,977 at December 31, 1997 and $1,647,682 at December 31, 1996.

      POLICY ACQUISITION COSTS

      Policy acquistion costs, consisiting primarily of commissions , are deferred and amortized in proportion to the premium revenue recognized. Amortization of policy acquistion costs were $263,000, $340,000 and $431,000 in 1997, 1996 and 1995, respectively.

      RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

      Reserves for losses and loss adjustment expenses represent the estimated liabilities for reported claims plus those incurred but not yet reported and the related estimated loss adjustment expenses. The reserves for losses and loss adjustment expenses are determined using case-basis evaluations and statistical analyses, including insurance industry loss data, and represent estimates of the ultimate cost of all claims incurred through December 31 of each year. Although considerable variability is inherent in such estimates, management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations and are accounted for as changes in estimates. The reserves for losses and loss adjustment expenses are reported on a present value basis discounted at the rate of 2% in 1997 and 3% in 1996 as permitted by the Missouri Department of Insurance. The discount will be 1% in 1998 and will be eliminated effective January 1, 1999. (See note 4)

      Estimates of losses and loss adjustment expenses on occurrence coverages are charged to income as claims are incurred. Estimates of losses and loss adjustment expenses on claims-made coverages are charged to income as claims are reported. Claims-paid coverages insured against claims which were reported and paid during the period the policy was in effect. The Company's obligation to defend and pay claims ended upon expiration of a claims-paid policy. Claims-paid losses were incurred at the time of payment so no reserves were required on open claims. The Company discontinued writing claims-paid policies effective September 1, 1995.
      As these policies expired over the twelve-month period ending August 31, 1996,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      claims-paid policyholders were given the opportunity to convert to claims-made coverage. Upon non-renewal of the claims-paid contract, the Company became contractually liable for reported claims. Reserves for all reported claims on claims-paid policies which non-renewed during the period September 1, 1995 through August 31, 1996 totaled $995,141 at December 31, 1997, net of reinsurance.

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

      NEW ACCOUNTING PRONOUNCEMENTS

      SFAS No. 130, "Reporting Comprehensive Income" requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the statement of financial position. The change in unrealized investment gains and losses is the most significant component of other comprehensive income for the Company. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1997.

(2)   RELATED PARTIES

      Insurance Services, Inc. has management contracts with two purchasing groups, Intermedical of Texas, Inc. and Dental Defense Specialists, Inc. The Company and the two purchasing groups have certain members in common on their respective Boards of Directors. In 1997 the two purchasing groups produced written premiums of $2,619,000 in the State of Texas for Intermed Insurance Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3)   INVESTMENTS

      The amortized cost and estimated fair values of investments in bonds and common stock as of December 31, 1997 and December 31, 1996 are presented below. The estimated fair values presented in this footnote were determined using quoted market prices, where available, or independent pricing services.

                                               Gross       Gross     Estimated
                                Amortized    unrealized  unrealized     fair
Type of Investment                basis        gains       losses      value
------------------              ---------    ----------  ----------  ---------
December 31, 1997

Bonds:
  United State government,
    Government agencies and    $38,003,757   1,012,229      (7,020)  39,008,966
    Authorities

State municipalities and
  Political subdivisions         1,859,573      62,417           -    1,921,990
                               -----------   ---------    --------   ----------
    Total bonds                 39,863,330   1,074,646      (7,020)  40,930,956

Common stock                           284       6,773           -        7,057
Short-term investments           6,447,758           -           -    6,447,758
                               -----------   ---------    --------   ----------
    Total investments          $46,311,372   1,081,419      (7,020)  47,385,771
                               ===========   =========    ========   ==========


                                               Gross       Gross     Estimated
                                Amortized    unrealized  unrealized     fair
Type of Investment                basis        gains       losses      value
------------------              ---------    ----------  ----------  ---------
December 31, 1996

Bonds:
  United State government,
    Government agencies and    $27,246,527     364,640    (136,238)  27,474,929
    Authorities

State municipalities and
  Political subdivisions         1,871,308      23,830           -    1,895,138
                               -----------   ---------    --------   ----------
    Total bonds                 29,117,835     388,470    (136,238)  29,370,067

Common stock                           340           -           -          340
Short-term investments          14,889,744           -           -   14,889,744
                               -----------   ---------    --------   ----------
    Total investments          $44,007,919     388,470    (136,238)  44,260,151
                               ===========   =========    =========  ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The amortized cost and estimated fair value of investments in bonds at December 31, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                    Estimated
                                                        Amortized      fair
                                                          cost        value
                                                          ----        -----
         Due in one year or less                       $    50,091      50,141
         Due after one year through five years          13,468,709  13,649,437
         Due after five years through ten years         26,344,530  27,231,378
                                                       -----------  ----------
                                                       $39,863,330  40,930,956
                                                       ===========  ==========

      Proceeds from sales of available-for sale securities were $4,269,066 in 1997, $2,750,826 in 1996 and $27,246,304 in 1995. Gross gains and losses on those sales were: $0 and $14,049 in 1997; $2,120 and $19,255 in 1996;
      and  $383,816 and $420,079 in 1995.

      Net investment income for the years ended December 31, 1997, 1996 and 1995 is comprised of the following:

                                                      1997       1996       1995
                                                      ----       ----       ----
         Investment income:
           Interest on short-term investments      $  742,735  1,115,565    616,621

           Interest on bonds                        2,056,416  1,695,754  2,217,427
                                                   ----------  ---------  ---------
             Gross investment income                2,799,151  2,811,319  2,834,048
             Investment expenses                     (176,118)  (184,336)  (180,011)
                                                   ----------  ---------  ---------
             Net investment income                 $2,623,033  2,626,983  2,654,037
                                                   ==========  =========  =========

Bonds with an estimated fair value of $1,878,081 at December 31, 1997 and $1,846,866 at December 31, 1996 were on deposit with the Missouri Department of Insurance.

The net changes in unrealized investment gains (losses) are as follows:

                                       December 31,  December 31,  December 31,
                                           1997          1996         1995
                                       ------------  ------------  ------------
Unrealized investment gains (losses)    $ 822,167     (322,862)    4,028,585
Federal income (taxes) benefit at 34%    (279,537)     109,773    (1,369,719)
                                        ---------     --------    ----------
Net unrealized investment
  gains (losses)                        $ 542,630     (213,089)    2,658,866
                                        =========     ========    ==========

The carrying values of cash, short-term investments, premiums receivable, other assets and other liabilities approximate their fair values at December 31, 1997 and 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4) RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES
    A summary of the reserves for losses and loss adjustment expenses follows:


                                                December 31,   December 31,
                                                    1997          1996
                                                    ----          ----
    Undiscounted reserves for losses and loss
      adjustment expenses                       $ 31,990,412   35,051,777
    Less discount (see note 1)                      (960,000)  (2,164,370)
    Discounted reserves for losses and loss     ------------   ----------
      adjustment expenses                       $ 31,030,412   32,887,407
                                                ============   ==========

    Following is the activity in the reserves for losses and loss adjustment expenses:

                                                     1997         1996       1995
                                                     ----         ----       ----
    Balance at January 1                        $ 32,887,407   26,623,138  26,279,977
    Less reinsurance recoverable on
      reserves for losses and loss
      adjustment expenses                         (7,099,463)  (1,162,495)   (584,913)
                                                ------------   ----------  ----------
                                                  25,787,944   25,460,643  25,695,064
                                                ------------   ----------  ----------
    Incurred related to:
      Current year                                 5,646,863    9,812,694   9,612,075
      Prior Year                                  (1,168,439)   1,413,767  (1,935,587)
                                                ------------   ----------  ----------
        Total incurred                             4,478,424   11,226,461   7,676,488
                                                ------------   ----------  ----------
    Paid related to:
      Current year                                   413,191    2,499,788   3,190,397
      Prior Year                                   8,773,277    8,399,372   4,720,512
                                                ------------   ----------  ----------
        Total paid                                 9,186,468   10,899,160   7,910,909
                                                ------------   ----------  ----------
    Net balance at December 31                    21,079,900   25,787,944  25,460,643
    Plus reinsurance recoverable on
      reserves for losses and
      loss adjustment expenses                     9,950,512    7,099,463   1,162,495
                                                ------------   ----------  ----------
    Balance at December 31                      $ 31,030,412   32,887,407  26,623,138
                                                ============   ==========  ==========

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

(5) REINSURANCE

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The Company monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Amounts recoverable from one reinsurer at December 31, 1997 represented 58% of total reserves for losses and loss adjustment expenses ceded.

      Effective January 1, 1996, Intermed entered into a multi-year aggregate excess of loss reinsurance agreement through December 31, 1999. This agreement provides excess of loss coverage on Intermed's claims-paid, occurrence and claims-made policies. Aggregate coverage provided by the agreement is $4,800,000 in excess of $4,176,000 on claims-paid policies and up to $2,000,000 per accident year or $6,000,000 in aggregate for all incurred losses in excess of an annual accident year loss ratio for occurrence and claims-made policies. Ceded earned premiums under this agreement were $800,000 in 1997 and $2,050,000 in 1996. Ceded incurred losses under this agreement were $1,131,403 in 1997 and $4,886,463 in 1996.

      Effective October 1, 1996, Intermed renewed a multi-year excess of loss reinsurance agreement through September 30, 1999. This agreement provides excess of loss coverage on Intermed's claims-paid, occurrence and claims-made policies up to $1,600,000 in excess of $400,000 on each claim, with an aggregate recoverable of 300% of the ceded premiums earned. This agreement also provides coverage for the difference between $2,000,000 each loss and/or $4,000,000 in the aggregate and $1,000,000 and/or $3,000,000 in the aggregate each policy where applicable, with an aggregate recoverable of $5,000,000. Ceded earned premiums under this agreement were $3,294,126, $2,207,681 and $1,134,208 in 1997, 1996 and
      1995, respectively. Ceded incurred losses under this agreement were $2,681,760, $1,674,075 and $577,582 in 1997, 1996 and 1995,
      respectively.

      Effective October 1, 1997:
      - Intermed and Interlex renewed a "catastrophic awards made" excess of loss reinsurance agreement through September 30, 1998. This agreement provides excess of loss coverage on claims-paid, occurrence and claims-made policies. Aggregate coverage provided by the agreement is $5,000,000 in excess of $250,000 per occurrence on awards made on policies in excess of their original policy limit or on extra-contractual obligations, with an aggregate recoverable of $5,000,000. Ceded earned premiums were $146,251, $144,000 and
           $132,480 in 1997, 1996 and 1995, respectively. There are no ceded incurred losses under this agreement.

      - Interlex renewed an excess of loss reinsurance agreement through September 30, 1998. This agreement provides excess of loss coverage on Interlex's claims-made policies up to $700,000 in excess of $300,000 on each claim, with an aggregate recoverable of $2,100,000. However, if ceded premiums written exceed $500,000, the maximum recoverable shall increase to $3,500,000. Ceded earned premiums under this agreement were $261,210, $161,389 and $23,791 in 1997, 1996 and 1995, respectively. There are no ceded incurred losses under this agreement.

      - Interlex renewed a facultative excess of loss reinsurance agreement through September 30, 1998. This agreement provides excess coverage on claims-made policies for limits exceeding $1,000,000/3,000,000 up to $5,000,000/5,000,000 with an aggregate recoverable of $5,000,000. Ceded earned premiums under this agreement were $128,292, $64,825 and $2,554 in 1997, 1996 and 1995, respectively. There were no ceded incurred losses under this agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Premiums and losses related to reinsurance amounts for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:


                                                1997       1996       1995
                                                ----       ----       ----
      Ceded premiums written                 $4,739,209  4,655,382  1,505,427
                                             ==========  =========  =========
      Ceded premiums earned                  $4,629,879  4,627,895  1,343,578
                                             ==========  =========  =========
      Ceded losses and loss
        adjustment expenses                  $3,813,163  6,560,538    577,582
                                             ==========  =========  =========

(6)   STOCKHOLDERS' EQUITY

      The National Association of Insurance Commissioners (NAIC) requires a risk-based capital (RBC) calculation as part of the information filed with the annual statutory statement of insurance companies. This risk-based capital calculation and analysis is an attempt to measure the theoretical capital and surplus needs of an insurance company compared with its adjusted capital and surplus. The capital and surplus of Intermed and Interlex substantially exceeds the NAIC's RBC requirements for Property and Casualty companies at the end of 1997 and 1996:


                                                            1997        1996
                                                            ----        ----
      Intermed Insurance Company
        Total adjusted capital                          $17,062,404  17,104,149
        Authorized control level risk-based capital     $ 3,212,711   3,526,130

      Interlex Insurance Company
        Total adjusted capital                          $ 5,861,150   5,903,754
        Authorized control level risk-based capital     $   212,475     159,125

      Dividends paid to the Company by its insurance subsidiaries are restricted by regulatory requirements of the subsidiaries' state of domicile. The maximum amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Missouri without prior approval of the Insurance Director is limited to the lesser of (a) 10% of a company's statutory capital and surplus as of December 31 of the preceding year or (b) net investment income for the twelve-month period ending December 31 of the preceding year. At December 31, 1997 statutory capital and surplus of Intermed was $17,830,404 and net investment income of Intermed was $2,336,958. The maximum dividend which can be paid in 1998 by Intermed without the prior approval of the Missouri Insurance Director is, therefore, $1,783,040.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7)   FEDERAL INCOME TAXES

      The Company files a consolidated federal income tax return. Income tax expense varies from the amount which would be provided by applying the federal income tax rates to income before income taxes. The following reconciles the expected provision for income tax expense using the federal statutory tax rate of 34% to the provision for income tax expense (benefit) reported herein for the years ended December 31, 1997, 1996 and 1995:


                                                                  1997        1996        1995
                                                                  ----        ----        ----
      Expected tax expense (benefit) using
        statutory rates                                        $(462,942)  (1,529,607)  1,303,787
      Other, net                                                  54,122      (34,753)     19,279
                                                               ---------   ----------   ---------
        Income tax expense (benefit)                           $(408,820)  (1,564,360)  1,323,066
                                                               =========   ==========   =========

      Income taxes consist of the following at December 31:

                                                                  1997        1996        1995
                                                                  ----        ----        ----
      Current expense (benefit)                                $  76,013   (1,347,655)    835,639
      Deferred expense (benefit)                                (484,833)    (216,705)    487,427
                                                               ---------   ----------   ---------
        Income tax expense (benefit)                           $(408,820)  (1,564,360)  1,323,066
                                                               =========   ==========   =========

      Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The sources of these differences and the tax effect of each are as follows:


                                                                   1997        1996         1995
                                                                   ----        ----         ----
      Losses and loss adjustment expenses
        incurred for financial reporting
        purposes but not deductible for
        tax purposes                                           $ 773,171     (348,223)     70,676
      Unearned premiums not deductible
        for tax purposes                                         (88,673)     284,074     240,209
      Deferred compensation                                     (102,642)     (88,400)          -
      Deferred retirement benefit                               (201,246)           -           -
      Net operating loss carryforward                           (868,852)     (86,660)          -
      Other, net                                                   3,409       22,504     176,542
                                                               ---------     --------     -------
        Deferred tax expense (benefit)                         $(484,833)    (216,705)    487,427
                                                               =========     ========     =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and December 31, 1996 are presented below:


                                                             1997        1996
                                                             ----        ----
      Deferred tax assets:
           Discounted unpaid loss reserves               $1,080,048  1,853,219
           Discounted unearned premium reserves             499,158    410,485
           Deferred compensation                            191,042     88,400
           Deferred retirement benefit                      201,246          -
           Deferred commissions payable                      47,465     26,916
           Net operating loss carryforward                1,115,423    246,571
                                                         ----------  ---------
              Total gross deferred tax assets             3,134,382  2,625,591
              Less valuation allowance                     (390,400)  (400,000)
                                                         ----------  ---------
              Net deferred tax assets                     2,743,982  2,225,591

      Deferred tax liabilities:
           Investments adjusted to market value            (365,295)   (85,758)
           Deferred acquistion costs                        (62,306)   (28,747)
           Other                                            (12,294)   (12,294)
                                                         ----------  ---------
              Total gross deferred tax liabilities         (439,895)  (126,799)
                                                         ----------  ---------
              Net deferred tax asset                     $2,304,087  2,098,792
                                                         ==========  =========

      The valuation allowance for deferred tax assets at December 31, 1997 was $390,400, a decrease of $9,600 from a balance of $400,000 at December 31, 1996. Based on the Company's historical earnings, future expectations of adjusted taxable income, its ability to change its investment strategy, as well as reversing gross deferred tax liabilities, management believes it is more likely than not that the Company will fully realize the gross deferred tax assets less the valuation allowance. However, there can be no assurances that the Company will generate the necessary adjusted taxable income in any future period.

      Net cash payments (recoveries) for federal income taxes were ($1,304,177), $546,983 and $184,925 in 1997, 1996 and 1995, respectively.

      Amounts and expiration dates of the net operating loss carryforward are as follows:



        Year of net operating loss    Net operating loss    Expiration date
        --------------------------    ------------------    ---------------
               1992                       $    597,617            2007
               1996                             98,077            2011
               1997                          2,584,962            2012

(8)   STOCK OPTIONS

      In 1996 the shareholders of the Company adopted the 1996 Long Term Incentive Plan. The Plan was designed to encourage certain employees, officers and directors of the Company and its subsidiaries to acquire Common Stock of the Company or to receive monetary payments based on the value of such stock or based upon achieving certain goals on a basis mutually advantageous to such employees and the Company. The authorized number of shares of Common Stock reserved for issuance under the Plan is 350,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      On January 31, 1997, the compensation committee of the board of directors granted options to purchase 182,052 shares of common stock to certain officers of the Company and non-employee directors. The fair market value of the Company's stock, as determined by the Board of Directors using factors they deemed relevant, was $5.35 and the exercise price was $5.45 per share. The options became fully exerciseable on July 31, 1997 and were all outstanding and exerciseable at December 31, 1997.

      The term of the options is ten years ending January 31, 2007. The options shall terminate earlier in the event of the death, retirement or disability of the optionee or after termination of the optionee's employment with the Company or its subsidiaries.

      The Company has chosen not to adopt the accounting provisions on SFAS No. 123, "Accounting for Stock-Based Compensation," and, accordingly, there has been no expense recognized in the accompanying financial statements. If the Company had recorded expense based on the fair value of the stock options at the grant date under SFAS No. 123, the Company would have recognized $470,210 as compensation expense in 1997. The resulting pro forma net loss for the year would have been ($1,263,113) and the resulting pro forma basic and diluted loss per share would have been ($0.63) in 1997. The fair value of the options granted in 1997 was estimated using an option pricing model that utilized the following assumptions: annual risk-free interest rate of 7%, option term of 10 years, volatility of 0% and dividend yield of 0%. The preceding dividend and volatility assumptions were utilized based on the historical and future intentions of the Company to not pay regular dividends and the non-volatile nature of the Company stock.

(9)   BENEFIT PLANS

      The Company sponsors a defined contribution pension plan that covers substantially all employees, the Insurance Services, Inc. Employees' Money Purchase Pension Plan. Contributions to the Plan by the Company are discretionary, but may not exceed 15% of the participants annual compensation.

      The Company also sponsors a profit sharing plan, the Insurance Services, Inc. Employees' 401(k) Profit Sharing Plan, to which employees may contribute up to 10% of their annual compensation. The Company also makes annual discretionary contributions to the plan.

      The Company's total contributions to the two pension plans was $201,415 in 1997, $178,068 in 1996 and $141,325 in 1995.

      Effective May 17, 1996 the Company established The Tenere Group, Inc. Retirement Plan for Directors. The purpose of the Plan is to provide retirement benefits to Directors who have rendered extended service to the Company as a Director. A Director shall be eligible to receive a benefit under this Plan if he retires after May 17, 1996 and has five or more years of service at the time of his retirement. The annual benefit paid under this plan shall be equal to the retainer at the date of his retirement multiplied by 10% for each year of service as a Director. The maximum annual benefit is limited to the Directors' annual retainer at the time of retirement and will be paid quarterly during his lifetime for a maximum of ten years. All current Directors are vested in the Plan and the estimated cost to the Company of $591,901 was included as expense in 1997 and is reflected in other liabilities.

      The Company provides a retirement plan for the chief executive officer of the Company. The agreement entitles the executive or the estate of the executive to receive an $80,000 annual payment for ten years upon retirement and after attainment by the executive of 70 years of age. The Company accrued retirement costs of $301,887 in 1997 and $260,000 in 1996. Such amounts have been discounted using a rate of 7%.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(10)  COMMITMENTS AND CONTINGENCIES
      The Company has non-cancellable operating leases for office space which expire in June 2000 and June 2002. Future minimum lease payments are $119,000 in 1998, $101,000 in 1999, $92,000 in 2000, $95,000 in 2001, and
      $47,000 in 2002.
      The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on its financial condition or results of operations.

      On May 6, 1996, the Company entered into three-year employment agreements with five executives and one key employee which include severance provisions granting the executives the right to receive certain benefits, including among others, their annual base salary and bonus if terminated (as defined in the respective agreements) within the term of the agreements. The agreements also contain a provision whereby the executives, in the event of termination after a change in control, would receive severance payments in an amount 2.99 times their then current base salaries. As of December 31, 1997, the maximum contingent liability under the severance provisions of the agreements was approximately $2,300,000.

(11)  STATUTORY ACCOUNTING

      Intermed and its subsidiary Interlex are domiciled in Missouri and prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Missouri Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. Intermed and its subsidiary Interlex have no significant permitted accounting practices that vary from prescribed accounting practices, except for discounting of loss reserves.

      Stockholder's equity and net income (loss), as reported to the domiciliary state insurance departments in accordance with its prescribed or permitted statutory accounting practices, for the Company's insurance subsidiaries are summarized as follows:



                                                      December 31,
                                                   1997         1996
                                                   ----         ----
            Statutory capital and surplus:
              Intermed                          17,830,404   18,402,549
              Interlex                           5,861,150    5,903,754

            Net income (loss):
              Intermed                            (498,840)  (2,812,009)
              Interlex                             (45,604)      74,797

                   STATEMENT OF MANAGEMENT'S RESPONSIBILITY


The financial statements and related information of The Tenere Group, Inc. and Subsidiaries presented in this Report were prepared by management, which has sole responsibility for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles and include estimates and judgments based upon the best available information and management's view of current conditions and circumstances. Management believes that these statements present fairly the Company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.

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

The Company's independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of Tenere's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management. During the course of their audit, the independent auditors were given unrestricted access to all financial records and related data. Management believes that all representations made to the independent auditors were accurate and complete.



                                         /s/ J.D. Williams

                                         Joseph D. Williams, CPA
                                         Vice President-Finance
                                         and Chief Financial Officer


Springfield, Missouri
March 27, 1998

                        SELECTED FINANCIAL INFORMATION
                                (in thousands)

                                                 1997     1996     1995    1994     1993
                                                 ----     ----     ----    ----     ----
CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:

Net premiums earned                            $ 4,498    7,646   11,901  10,657    8,154
Net investment income                            2,623    2,627    2,654   2,639    2,754
Net realized investment
  gains (losses)                                   (14)     (17)     (36)   (423)   1,318
                                               -------   ------   ------  ------   ------
   Total revenues                                7,107   10,256   14,519  12,873   12,226
Losses and loss adjustment expenses              4,478   11,226    7,676   8,197    8,503
Dividends to policyholders                           -      (14)     617   1,289    1,091
Amortization of net assets acquired in
  excess of cost (1)                                 -        -        -       -   (1,484)
Other expenses                                   3,991    3,543    2,393   2,488    2,865
                                               -------   ------   ------  ------   ------
   Total expenses                                8,469   14,755   10,686  11,974   10,975
                                               -------   ------   ------  ------   ------
Income (loss) before income taxes               (1,362)  (4,499)   3,833     899    1,251
  Income tax benefit (expense)                     409    1,564   (1,323)   (102)     117
  Cumulative effect of change in
   accounting for income taxes                       -        -        -       -       67
                                               -------   ------   ------  ------   ------
Net income (loss)                              $  (953)  (2,935)   2,510     797    1,435
                                               =======   ======   ======  ======   ======
Basic and diluted net income (loss) per share  $ (0.48)   (1.47)    1.26    N.A.     N.A.
                                               =======   ======   ======  ======   ======
CONSOLIDATED BALANCE SHEETS DATA:

Total assets                                   $65,726   61,820   62,614  61,119   62,128
Reserve for losses and loss adjustment
  expenses                                      31,030   32,887   26,623  26,280   25,553
Unearned premium reserve                         7,717    6,300   10,447  13,747   13,379
Stockholders' equity/policyholders' surplus     20,980   21,390   24,537  19,369   20,845
                                               =======   ======   ======  ======   ======

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


              Fair value of assets acquired          $ 14,833,461
              Liabilities assumed                     (12,973,636)
              Net cash from the purchase                1,107,183
                                                     ------------
              Net assets acquired in excess of cost  $  2,967,008
                                                     ============


     Net assets acquired in excess of cost were amortized over the estimated period of benefit of two years. The amortization caused a favorable non-recurring impact on net income for the years ended 1993 and 1992 in the amount of $1,483,500. If these amounts are excluded from net income before income taxes, 1993 net income before income tax would decrease 119% from $1,251,000 to ($232,500).

The selected consolidated financial data for each of the five years in the period ended December 31, 1997 has been derived from audited consolidated financial statements of Tenere as of and for the years ended December 31, 1997, 1996 and 1995 and of its predecessor, RCA Mutual Insurance Company, as of and for the years ended December 31, 1994 and 1993. These data include all adjustments which are, in the opinion of the management of Tenere, necessary to present a fair statement of the financial condition and results of operations of Tenere for these periods and are of a normal and recurring nature. The information should be read in conjunction with and is qualified by reference to such statements and the related notes thereto.

                            DIRECTORS AND OFFICERS


                            THE TENERE GROUP, INC.
                            INTERMED INSURANCE CO.


THOMAS E. ASHLEY, M.D.       GARY O. BAKER, D.D.S.           ALBERT J. BONEBRAKE, M.D.
VICE PRESIDENT               Southwest Oral Surgery, Inc.    Woman's Clinic, Inc.
Springfield, Missouri        St. Louis, Missouri             Springfield, Missouri

RAYMOND A. CHRISTY, M.D.     HARRY O. COLE, M.D.             C. RICHARD GULICK, M.D.
PRESIDENT AND                CHAIRMAN OF THE BOARD           OB/GYN Associates, Inc.
CHIEF EXECUTIVE OFFICER      Neurosurgical Associates, Inc.  St. Louis, Missouri
Springfield, Missouri        St. Louis, Missouri

MICHAEL D. HOEMAN, M.D.      CHRISTOPHER H. JUNG, M.D.       CARROLL R. WETZEL, D.O.
SECRETARY AND TREASURER      Southeast Missouri  ENT         Wetzel Clinic, Inc.,
The Diagnostic Clinic, Inc.  Consultants                     Clinton, Missouri
Springfield, Missouri        Cape Girardeau, Missouri

                            INTERLEX INSURANCE CO.

ALBERT J. BONEBRAKE, M.D.    LLOYD J. CARMICHAEL             RAYMOND A. CHRISTY, M.D.
Woman's Clinic, inc.,        SECRETARY                       PRESIDENT AND
Springfield, Missouri        Carmichael, Gardner & Clark     CHIEF EXECUTIVE OFFICER
                             Springfield, Missouri           Springfield, Missouri

B. H. CLAMPETT               MAX W. LILLEY                   PETER F. SPATARO
Springfield, Missouri        CHAIRMAN OF THE BOARD           VICE PRESIDENT
                             Springfield, Missouri           Moser and Marsalek
                                                             St. Louis, Missouri

CARROLL R. WETZEL, D.O.                                      STEVEN W. WHITE
Wetzel Clinic, Inc.                                          White, Allinder & Graham
Clinton, Missouri                                            Independence, Missouri

                                   OFFICERS

ANDREW K. BENNETT            ANDREW C. FISCHER               CLIFTON R. STEPP
VICE PRESIDENT-CLAIMS        VICE PRESIDENT-UNDERWRITING     VICE PRESIDENT-
AND GENERAL COUNSEL          AND POLICY SERVICES             MARKETING

JOSEPH D. WILLIAMS, CPA                                      JULIE D. WOLFE
VICE PRESIDENT-FINANCE                                       ASSISTANT SECRETARY
AND CHIEF FINANCIAL OFFICER


                            CORPORATE INFORMATION


CORPORATE HEADQUARTERS:

1903 E. Battlefield
Springfield, MO 65804
Tel:   417-889-1010
       800-865-0650
Fax: 417-889-1099

INDEPENDENT AUDITORS:

KPMG Peat Marwick LLP
Kansas City, MO

CORPORATE COUNSEL:

Thompson  Coburn
St. Louis, MO

PRINCIPAL DEFENSE COUNSEL:

Amelung, Wulff & Willenbrock PC, St. Louis, MO
Andereck, Evans, Milne, Peace & Baumhoer LLC
     Springfield, MO
Anderson & Gilbert, St. Louis, MO
Behr, Mantovani, McCarter & Potter PC,
     St. Louis,  MO
Blackwell, Sanders, Matheny, Weary & Lombardi
     LLP, Kansas City and Springfield, MO
Brinker & Doyen LLP, St. Louis, MO
Brown & James PC, St. Louis, MO
Daniel, Clampett, Powell & Cunningham LLC,
     Springfield, MO
Douthit, Frets, Rouse & Gentile LLC,
     Kansas City, MO
Frederick, Rogers & Vaughn PC, Springfield, MO
Moser and Marsalek PC,  St. Louis, MO
Newberry, Haden, Cowherd, Bullock & Keck
     LLC, Springfield, MO
Shaffer Lombardo Shurin, Kansas City, MO
Shook, Hardy & Bacon LLP, Kansas City, MO
Shughart, Thomson & Kilroy PC, Kansas City, MO
Summers, Walsh, Pritchett & Blaich PC,
     Poplar Bluff, MO
Turner, Reid, Duncan, Loomer & Patton PC,
     Springfield, MO


CONSULTING ACTUARIES:

Ernst & Young LLP
Chicago, IL

INVESTMENT MANAGER:

Boatmen's Capital Management, Inc.
St. Louis, MO

ADVERTISING AGENCY:

Schilling/Sellmeyer & Associates, Inc.
Springfield, MO

TRANSFER AGENT AND REGISTRAR:

UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064

MARKET INFORMATION:

The Company's Common Stock is not listed on any securities exchange or quoted on any automated quotation system. There has been no independent market
established for the stock.   As of March 16, 1998 there were 1,132 holders of
Common Stock.   No dividends have been declared on Common Stock.

STOCKHOLDER INFORMATION:

The Tenere Group, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no cost by writing to:

                           Chief Financial Officer
                            The Tenere Group, Inc.
                             1903 E. Battlefield
                            Springfield, MO 65804